Exhibit 2.1
Deed Roll No. J056/2007
Dated 31.10.2007

SHARE PURCHASE AGREEMENT
regarding the acquisition of all shares in
CoCreate Software GmbH

Form 8-K Exhibit Notice:
This Agreement is included as an exhibit to the Form 8-K to provide information regarding its terms. Except for its status as the contractual document between the parties with respect to the share purchase described herein, it is not intended to provide factual information about the parties. The representations and warranties contained in this Agreement were made only for purposes of this agreement and as of specific dates, were solely for the benefit of the parties hereto, and may be subject to limitations agreed by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. They should be viewed by investors in this context.
The following schedules and exhibits are omitted in reliance on Item 601(b)(2) of Regulation S-K but will be furnished supplementally to the Commission upon request.
SCHEDULES
Disclosure Schedules to Exhibit 7 Warranty Schedule
EXHIBITS

Exhibit 1	List of Material Contracts
Exhibit 1A	List of Non-Standard Customer Agreements
Exhibit 1B	Working Capital Calculation Line Items
Exhibit 1C	Sample Working Capital Calculation
Exhibit 2.3	Historical Liens on and Acquisitions of Shares
Exhibit 3.4	Shareholder Resolution Authorizing Sale of Shares
Exhibit 4.3	Form of Escrow Agreement
Exhibit 6.2(ix)	Form of SAR Confirmation Letters
Exhibit 6.2(x)	Resigning Directors and Officers
Exhibit 12.2/1	Terminating Intra-Group Agreements
Exhibit 12.2/2	Pre-Closing Payments under Intra-Group Agreements
Exhibit 13/1	Directors with Indemnification Agreements
Exhibit 13/2	List of Director Indemnification Agreements
Today, the thirty first day of October
two thousand and seven
-31.10.2007-
appeared before me, the undersigned Notary
     Dr. Joachim Schervier
with business offices in Munich,
at the office in Munich, Maximiliansplatz 10:
1.	Dr. Thomas Schmid, attorney at law, born on August 4, 1966 80539 Munich, Maximilianstrasse 13, identified by his identity card, not acting in his own name but in the name and on behalf of Max Participations II S.a.r.l., a corporation established under the laws of Luxembourg with its address 8, Rue Jean Monnet, L-2180 Luxembourg on the basis of a notarized power-of-attorney a copy of which is attached hereto, the original of which he promised to produce as soon as possible;
— hereinafter “Seller 1” -
2.	Dr. Rainer Herrschlein, attorney at law, born on February 14, 1971, 70174 Stuttgart, Kronenstrasse 30, identified by his identity card, not acting in his own name but in the name and on behalf of Mr. William Gascoigne, Garden House, Followfield Hexham, Northumberland, NE46 4EZ, Great Britain on the basis of a notarized power-of-attorney a certified copy of which is attached hereto;
— hereinafter “Seller 2” -
3.	Mr. Bernhard Rehbein, attorney at law, born on February 11, 1976, 80539 Munich, Maximilianstrasse 13, identified by his identity card, not acting in his own name but in the name and on behalf of Mr. Anand Gowda, 300 Crescent Court, Suite 700, Dallas, TX 75201, USA on the basis of a notarized power-of-attorney a certified copy of which is attached hereto;
— hereinafter “Seller 3” -

— Seller 1, Seller 2 and Seller 3 are hereinafter collectively referred to as “Sellers” -
4.	Mr. Stephan Geibel, born on November 26, 1964 80539 Munich, Karl-Scharnagl-Ring 5, identified by his passport, not acting in his own name, but in the name and on behalf of Parametric Technology GmbH, having its principal place of business at Edisonstraße 8, D-85716 Unterschleißheim, Germany, on the basis of a notarized power-of-attorney a certified copy of which is attached hereto;
— hereinafter the “Purchaser” -
5.	Prof. Dr. Wolfgang Büchner, attorney at law, born on December 25, 1953, 80539 Munich, Karl-Scharnagl-Ring 5, personally known to me, not acting in his own name, but in the name and on behalf of Parametric Technology Corporation, having its principal place of business at 140 Kendrick Street, Needham, MA 02494, U.S.A., on the basis of a notarized power-of-attorney a certified copy of which is attached hereto;
— hereinafter the “Guarantor” -
6.	Mr. Hansjoerg Plaggemars, born on June 27, 1970, 71065 Sindelfingen, Posener Staße 1, identified by his passport, according to his declaration here acting for CoCreate Software GmbH, having its principal place of business at Posener Staße 1, D-71065 Sindelfingen, Germany, as managing director
— hereinafter the “Company” -
Sellers, Purchaser, the Company and the Guarantor (only for purposes of the parent guarantee set forth in Section 10 (3) of the Agreement) are hereinafter collectively referred to as the “Parties”.
The persons appearing requested notarisation in English. They stated that they have sufficient command of, and are proficient in, the English language. The notary, who himself is proficient in English ensured, by way of a conversation with them, that the persons appearing are sufficiently proficient in English. The persons appearing were advised of their right to be provided with a written translation of this deed. They expressly waived such right.
The notary further asked the persons appearing whether he himself had acted or is acting outside his office for any of the parties in the present matter. The persons appearing confirmed that he had not so acted and was not so acting.
The persons appearing request the notary to record the following:
Preamble
A.	The Company is a German limited liability company (Gesellschaft mit beschränkter Haftung - GmbH) and is together with the Company’s Subsidiaries active in the field of developing, maintaining, marketing, licensing and supporting design illustration computer software applications and providing services with respect to such software applications;

B.	Sellers are the sole shareholders of the Company and have decided to divest their engagement in the Company and to sell and transfer all shares in the Company; and

C.	Purchaser is one of the leading global suppliers of product lifecycle management (“PLM”) software products.

NOW, THEREFORE, the Parties hereto agree as follows:
1.      Defined Terms and Abbreviations
“Agent”: Credit Suisse, Cayman Island Branch
“Affiliates”: any Person who or which are affiliated enterprises (verbundene Unternehmen) within the meaning of Section 15 German Stock Corporation Act.
“AktG”: the German Stock Corporation Act (Aktiengesetz).
“Antitrust Filings”: the procedures set forth in Section 6.1.3 (ii) hereof.
“Balancing Amount”: as defined in Section 5.6.
“Bank Debt Repayment Costs”: all amounts, costs and expenses charged to the Consolidated Entities upon repayment of all Company Debt Obligations to be repaid on the Closing Date including accrued interest, any prepayment penalties and any payments to cancel and settle any related interest rate swaps.
“Beneficiaries”: as defined in Section 8.2.
“BGB”: the German Civil Code (Bürgerliches Gesetzbuch).
“Breach”: as defined in Section 8.1.
“Business Days”: any days other than Saturdays, Sundays and public holidays, in each case in Sindelfingen, Germany.
“Business Insurances”: as defined in Section 9 of Exhibit 7.
“Business Obligations”: as defined in Section 13.
“Cash”: the aggregate amount of all cash and cash equivalents (as defined in accordance with US-GAAP) and credit balances of the Consolidated Entities with banks or other financial institutions, provided, however, that an amount of up to EUR 500,000 which any of the Consolidated Entities may have received prior to or on the Closing Date from Hewlett Packard under a certain patent assignment agreement as base payment (due date: 21 October 2007) shall not be included (“Hewlett Packard Amount”), whereby, for the avoidance of doubt, the Hewlett Packard Amount does not include normal course orders for products and services.
“Closing”: the entirety of the Closing Events.
“Closing Conditions”: collectively, Purchaser Closing Conditions, Sellers Closing Conditions and the Mutual Closing Condition, all as defined in Section 6.1.
“Closing Date”: the date on which all Closing Events have taken place.
“Closing Events”: the events to take place according to Section 6.2 hereof.

“Closing Payments”: as defined in Section 4.5.
“Closing Statements”: as defined in Section 5.1.
“Closing Threshold”: as defined in Section 6.1.1 (iii).
“Company”: CoCreate Software GmbH, Sindelfingen, Germany.
“Company Debt Obligations”: the aggregate amount of the Consolidated Entities’ financial indebtedness for interest bearing debts towards banks, credit institutions or other third parties, in particular, but not limited to, any indebtedness under the Credit Facilities, including the Bank Debt Repayment Costs and, for the avoidance of doubt, excluding any Transaction Expenses.
“Company IP-Rights”: as defined in Section 11.1 of Exhibit 7.
“Company’s Subsidiaries”: CoCreate Software Co., a Japanese corporation, located in Tokyo, Japan, and CoCreate Software, Inc., a California corporation, located in Fort Collins, Colorado, U.S.A.
“Consolidated Entities”: the Company and the Company’s Subsidiaries collectively.
“Credit Facilities”: any indebtedness under the First Lien Credit Agreement and Second Lien Credit Agreement, each dated May 17, 2007 and each with, among others, Credit Suisse, Cayman Islands Branch, and CapitalSource Finance LLC.
“Directors and Officers”: any members of the management board (Mitglieder der Geschäftsführung), members of the supervisory board (Mitglieder des Aufsichtsrats), members of the advisory board (Mitglieder des Beirats) or any other statutory representatives or members of any other statutory bodies of representation of any Legal Entity in any jurisdiction.
“Documentation”: all documentation and marketing collateral related to the Software, including but not limited to user manuals, technical specifications, programmer notes and documentation, diagrams, charts, data, drawings, templates, relevant instruction sets, brochures, datasheets, white papers and any other documentation developed or otherwise owned by Seller or any of the Consolidated Entities (in both hard copy and electronic formats and including all source, graphics, and word files) for use in connection with such software, in any and all languages and versions, and the underlying copyright and other intellectual property therein.
“Downward Adjustment”: as defined in Section 5.6 (ii).
“Employees”: as defined in Section 7.2.1 of Exhibit 7.
“Enterprise Value”: as defined in Section 4.1 (a).
“Environmental Laws”: as defined in Section 10.1.1 of Exhibit 7.
“Environmental Pollution”: as defined in Section 10.1.2 of Exhibit 7.
“Escrow Agent”: Sal Oppenheim jr. & Cie. KGaA, Munich.
“Escrow Agreement”: an escrow agreement essentially in the form as attached hereto as Exhibit 4.3.

“Escrow Amount”: as defined in Section 4.3.1
“Escrow Period I”: as defined in Section 4.3.2 (i).
“Escrow Period II”: as defined in Section 4.3.2 (ii).
“Estimated Share Purchase Price”: the amount to be determined according to Section 4.2 hereof.
“Excluded Claims”: as defined in Section 9.4.
“Expert”: the expert described in Section 5.4 hereof.
“Final Closing Statements”: as defined in Section 5.5.
“Final Share Purchase Price”: the amount to be calculated according to Section 4.6 hereof.
“Financial Statements”: as defined in Section 4.1 of Exhibit 7.
“First Form 8-K”: as defined in Section 13.
“Frame Agreement“: means the agreement among Sellers and the Company relating to Sellers’ shareholding in the Company dated May 16, 2007 (notarial deed 167/2007 of the notary Dr. Rainer Laux, Stuttgart)
“Guarantor”: Parametric Technology Corporation
“HBK”: HBK Services LLC and its Affiliates and managed funds.
“Indemnity Agreements”: as defined in Section 13.
“IP-Rights”: all (i) registered German, U.S. and foreign (including international and European), patents, trademarks, trade names, domain names, design patents (Geschmacksmuster), utility models (Gebrauchsmuster) and applications therefore, (ii) computer software programs or applications (in both source code and object code form), (iii) inventions and inventor rights, schematics, unregistered trade names, trade dresses (Ausstattungen), copyrights, trade secrets, know-how, and other intangible information or material, and (iv) product related confidential information and any other product related proprietary data or information of any nature or form.
“Interests”: any shares, partnership interests or other equity interests or any voting rights in any Legal Entity in any jurisdiction.
“Investment”: any beneficial ownership of (including stock, partnership or limited liability company interest or other securities) any Person, or any loan, advance or capital contribution to any Person.
“Key Customers”: as defined in Section 20 of Exhibit 7.
“Key Employees”: Hansjörg Plaggemars, Ulrich Mahle, Miyakawa Masanobu, Craig Rode, Gabriele Kath, Mark Kindsvater, Michaela Haitz, Christian Hinz, Detlef Jessulat and Rainer Zeifang.

“Knowledge Employees”: the Key Employees except Christian Hinz, Detlef Jessulat and Rainer Zeifang.
“Legal Entity”: any corporation, company, partnership, association, limited liability company or other legal entity established pursuant to the laws of any jurisdiction.
“Lien”: any lien, charge, security interest, mortgage, pledge, right of first refusal, option, easement, or any required assignment of accounts receivable or other assets.
“Liabilities”: the aggregate amount of all liabilities of the Consolidated Entities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others, and contingent liabilities relating to activities of any of the Consolidated Entities or the conduct of its business, regardless of whether claims in respect thereof have been asserted), in all cases to include accrued and unpaid interest as well as Bank Debt Repayment Costs.
“Liability Cap”: as defined in Section 9.1.
“Licensed IP-Rights”: as defined in Section 11.7 of Exhibit 7.
“Losses”: collectively damages, losses, liabilities or other disadvantages of any kind and nature (including reasonable attorney’s fees).
“Material Adverse Effect”: One or more changes or effects that have a material adverse effect on the business, operations, property, or condition (financial or otherwise) of any of the Consolidated Entities and which are not directly or indirectly caused by (i) the effect of any change in the German economy or foreign economies or financial markets in general; (ii) the effect of any change that generally affects any industry in which the Company or any of the Subsidiaries operates; (iii) the effect of any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to the Company or the Subsidiaries; (iv) the effect of any changes in applicable laws or accounting rules; (v) the failure of the Company and the Subsidiaries to meet any of its projections whereby, for the avoidance of doubt, only material adverse effects caused solely as a consequence of the failure of the Company and the Company‘s Subsidiaries to meet any of its projections shall be of relevance for the carve-out in this (v) and any events underlying such failure shall not be excluded to the extent such events otherwise constitute a Material Adverse Effect; or (vi) any effect resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement.
“Material Contract”: all contracts listed in Exhibit 1 and those contracts (whether oral or in writing) to which any of the Consolidated Entities is a party or to which any of the Consolidated Entities is subject, which:
(a)	requires payment by any party thereto of more than EUR 150,000 in the aggregate per year, other than customer contracts only on licenses or maintenance (but for the avoidance of doubt not customer contracts on consulting and implementation services (Beratungs- und Implementierungsleistungen) which exceed the aforementioned threshold),

(b)	is not terminable by the respective Consolidated Entity upon three (3) months’ notice or less without the payment of any penalty or termination fee exceeding EUR 100,000,

(c)	is related to any loan, financing, security or indebtedness for borrowed money, guarantees, or Liens, including lines of credit,

(d)	is with any Key Employee, shareholder or Affiliate of the Company or the Sellers,

(e)	includes any covenant limiting the freedom of any of the Consolidated Entities to compete in the PLM business or with any third party in such PLM business in any geographic area or market,

(f)	is a lease of, or involves the purchase or sale of, real property,

(g)	is related to any Interests of any of the Consolidated Entities, including without limitation contracts granting to any Person a right of first refusal, first offer, or similar preferential right to purchase or acquire Interests of a Consolidated Entity,

(h)	involves the purchase or sale by a Consolidated Entity of any business or line of business, whether by sale or purchase of stock or assets or any merger or consolidation,

(i)	involves a sharing of profits or losses based on equity ownership or a joint venture, partnership, limited liability company or other similar arrangement,

(j)	involves the granting of exclusive rights to distribute any products, services or any IP Rights to any Person,

(k)	is a Non-Standard Customer Agreement with any Key Customer under which at least one of the parties still has ongoing contractual obligations other than, only in case of consulting agreements, ongoing warranty obligations,

(l)	grants a power-of-attorney to any Person generally authorizing such Person to act on behalf of any of the Consolidated Entities.
“Most Favored Customer Provision”: a provision in a contract or other agreement that would customarily be referred to as a “most favored customer,” “most favored nation” or “most favored pricing” provision, including any provision wherein a Consolidated Entity:
(a)	warrants that a Consolidated Entity is not selling or licensing (or has not sold or licensed) products and/or services to any other customer or group of customers at prices or on other terms better than the pricing or terms being offered to the customer under such contract, or

(b)	covenants that, if a Consolidated Entity enters into an agreement with any other customer providing such other customer with more favorable pricing or other terms than the terms under such contract, the pricing or other terms under such contract will be made equivalent to or more favorable than such other customer’s more favorable agreement.
“Mutual Closing Conditions”: the conditions under which all Parties are obligated to perform the Closing Events according to Section 6.1.3 hereof.
“Non-Standard Customer Agreements”: customer agreements which include specifically agreed terms deviating from the standard forms of the Consolidated Entities as applicable from time to time excluding for purposes of this Agreement the following deviations: (a) amending the duration of the agreement, (b) allowing the customer a migration of products as generally offered to custom ers and reflected in the Consolidated Entities’ marketing materials, (c) granting discounts or (d) granting payment terms of up to 45 days or, only as regards deviations relating to payment terms, also the agreements listed in Exhibit 1 A.
“Objection Notice”: a notice of Purchaser according to Section 5.3 hereof.
“Objection Period”: as defined in Section 5.3.
“Open Source Software”: as defined in Section 11.8 of Exhibit 7.
“Other Sellers’ Statements”: as defined in Section 5.2.
“Parties”: Sellers, Purchaser, Guarantor (only for purposes of the parent guarantee set forth in Section 10.3 of the Agreement) and the Company.
“Pay-Off Notice”: as defined in Section 6.1.1 (v).
“Permits”: as defined in Section 12 of Exhibit 7.
“Permitted Liens”: means (i) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business, (iii) any Liens under the Credit Facilities (which will be released in accordance with Section 6.2 hereof).
“Person”: an individual or a Legal Entity.
“PLM”: as defined in Preamble C.
“Process Agent”: as defined in Section 18.9a
“Proprietary Information”: the customer lists, pricing information and trade secrets owned or used by any of the Consolidated Entities; and any other confidential data, information, documents or forms pertaining to the financial condition, business affairs or prospects of any of the Consolidated Entities; whether or not any of the foregoing is published or unpublished, protected or susceptible to protection under patent, trademark, copyright or similar laws and whether or not any of the Consolidated Entities has elected to secure or attempted to secure such protection; provided, however, that the term “Proprietary Information” shall not include any of the foregoing information or materials generally known to the public.
“Purchaser”: Parametric Technology GmbH
“Purchaser Claim Notice”: as defined in Section 8.1.
“Purchaser Closing Conditions”: the conditions under which Purchaser is obligated to perform the Closing Events according to Section 6.1.1 hereof.
“Required Cash”: as defined in Section 4.1 (a)(ii) (B).
“SAR Confirmation Letters” as defined in Section 6.2 (ix).

“SAR Expenses”: the amounts and expenses associated with the settlement of any outstanding stock appreciation rights, including for the avoidance of doubt any related employer tax or social security contribution obligations or other contributions payable by the Company in connection therewith, minus USD 2,750,000 already included in the Escrow Amount, which amount presents the portion of the Escrow Amount attributable to the SAR participants.
“SAR 2007 Programme”: The Stock Appreciation Rights 2007-Programme of the Company granted to certain employees of the Consolidated Entities.
“Seller 1”: Max Participations II S.a.r.l.
“Seller 1 Closing Payment”: as defined in Section 4.4.
“Seller 2”: William Gascoigne
“Seller 2 Closing Payment”: as defined in Section 4.4.
“Seller 3”: Anand Gowda
“Seller 3 Closing Payment”: as defined in Section 4.4.
“Sellers”: Seller 1, Seller 2 and Seller 3.
“Sellers’ Agent”: HBK Private Equity Group LLC.
“Sellers’ Beneficiaries”: as defined in Section 13.
“Sellers’ Liability Portion”: as defined in Section 18.11.
“Sellers Closing Conditions”: the conditions under which Sellers are obligated to perform the Closing Events according to Section 6.1.2 hereof.
“Sellers Closing Payment”: the amount to be paid to Sellers at the Closing and to be determined according to Section 4.4 hereof.
“Sellers’ Closing Statements”: the consolidated balance sheet of the Consolidated Entities to be prepared as of the Closing Date according to Section 5.2 hereof which includes the proposals of Sellers for such balance sheet.
“Share Purchase Price”: the amount to be calculated according to Section 4.1(b) hereof.
“Shares”: The shares in the Company described in Section 2.3 hereof.
“Shares 1”: the Shares held by Seller 1.
“Share 2”: the Share held by Seller 2.
“Share 3”: the Share held by Seller 3.
“Signing Date”: the date of notarization of this Agreement.

“Software” means all software and other IP-Rights owned by, used by or distributed by (or presented by Seller to Purchaser as being owned by, used by or distributed by) Seller or any of the Consolidated Entities and any software for the purpose of training a user in the use of any such software product, including, but not limited to (i) all know-how, inventions, discoveries, procedures, techniques, programs, creations, methods, protocols, formulas, trade secrets or other technical information/data related to such software and other intellectual property, whether or not patentable, including any patents and patent applications for any of the foregoing, (ii) all source code and object code, including all computer software programs or applications, in both source code and object code form, used in connection with or embedded therein and (iii) all monitoring or debugging tools, in any case developed by any of the Consolidated Entities, any Seller or any employee or contractor of a Consolidated Entity, as the case may be, for use with such software or to provide support or maintenance for such software and, if any portion of such software is encrypted, any applicable decryption tools, keys, and passwords.
“Subsidiary”: As applied to any specific Person, any Affiliate in which such Person holds capital stock (or other ownership interests).
“Subsidies”: as defined in Section 16 of Exhibit 7.
“Taxes” and “Tax”: any federal, state or local tax, including corporate income tax, solidarity surcharge, trade, value-added, salary withholding tax/wage tax, withholding tax on capital or any other tax within the meaning of Section 3 of the German General Tax Code (Abgabenordnung) or comparable laws of foreign jurisdictions, customs, dues, duties or public social security payments under mandatory laws of any applicable jurisdiction together with any interest, penalty or addition to tax and all charges accessory to taxes and liability claims (Haftungsschulden) imposed by any governmental authority responsible for the imposition of any such Taxes.
“Tax Claim Notice”: as defined in Section 8.7.
“Third Party Claims”: as defined in Section 8.5.
“Third Party Compensation Claim”: as defined in Section 9.7.
“Time Cap”: as defined in Section 9.3.
“Transaction Expenses”: all expenses of any of the Consolidated Entities or of Seller 1 (or of Seller 1 that are paid or otherwise settled by any of the Consolidated Entities) incurred and to be incurred through the Closing that have not been paid as of the Closing in connection with the preparation, execution and consummation of this Agreement and the Closing, including (a) fees and disbursements of attorneys, accountants, investment bankers and other advisors and service providers, and (b) other payments, fees and expenses payable by any of the Consolidated Entities in connection with the consummation of the transactions contemplated by this Agreement.
“Upward Adjustment”: as defined in Section 5.6 (i).
“US-GAAP”: accounting (including valuation and consolidation) principles generally accepted in the United States of America, and the statutory provisions underlying such principles.
“Working Capital”: means (i) the current assets of the Consolidated Entities excluding the Hewlett Packard Amount minus (ii) the current accounts payable, accrued expenses and other current liabilities as set forth in the line items in the Final Closing Statements listed in Exhibit 1 B excluding deferred income Taxes, deferred revenue, Transaction Expenses, Bank Debt Repayment Costs,

Company Debt Obligations, and any other Liabilities for which the Share Purchase Price is reduced at Closing pursuant to Section 4.1(b). For purposes of this definition and other uses of the term “current,” the same shall be interpreted as becoming due in the twelve (12) months after the Closing Date, it being understood that the Closing Date and date of the Final Closing Statements shall be the same day. The Working Capital of the Consolidated Entities as of the Closing Date shall amount at the relevant date at least to USD 7.0 million (in words: US Dollar seven million), consisting of at least USD 5.0 million (in words: US Dollar five million) in Cash of the Consolidated Entities. For illustrative purposes, attached to this Agreement as Exhibit 1 C is a sample calculation of the working capital of the Consolidated Entities as of September 30, 2007 and illustrations of potential adjustment scenarios for Working Capital and Cash.
2.      Current Status
2.1    The Company. CoCreate Software GmbH, Sindelfingen, Germany, is a German limited liability company (Gesellschaft mit beschränkter Haftung — GmbH). The Company has its principal place of business at Posener Strasse 1, 71065 Sindelfingen, Germany and is registered with the commercial register of the local court at Stuttgart under HRB 722298. The current articles of association (Gesellschaftsvertrag) of the Company dated June 19, 2007 are in full force and effect as of the date hereof and no resolution for the amendment of the articles of association has been adopted, and no filings with commercial registers or equivalent official corporate registers are pending. The share capital of the Company amounts to EUR 67,050 and is fully owned by Sellers.
2.2    The Shares. The Sellers hold shares in the Company as follows:

Shareholder	Nominal Amount of Shares	Definition
Seller 1	25,000 and 38,750	“Shares 1”
Seller 2	3,200	“Share 2”
Seller 3	100	“Share 3”

2.3    Shares 1, Share 2 and Share 3 are hereinafter collectively referred to as the “Shares”. Except in connection with the refinancing of the Consolidated Entities in 2007 under the Credit Facilities by which the Shares have been encumbered with the Lien described in Exhibit 2.3 hereto and which will be released pursuant to Section 6.2 (viii) below, and except as further set forth in Exhibit 2.3, the Shares are not encumbered with any Lien or other third party rights and constitute the entire share capital of the Company. The Shares have been created and acquired by the respective Seller as described in Exhibit 2.3 hereto.
2.4   The Company’s Subsidiaries. The Company holds all of the shares in each of the following Subsidiaries:
(i)	CoCreate Software Co., a corporation duly established and existing under Japanese law, maintaining its principal place of business in Tokyo, Japan;

(ii)	CoCreate Software, Inc., a corporation duly established and existing under Californian law, maintaining its principal place of business in Fort Collins, Colorado USA.
3.      Sale and Transfer
3.1    Sale and Transfer of the Shares 1. Seller 1 hereby agrees to sell (verkaufen) the Shares 1 and, subject to the conditions precedent (aufschiebende Bedingungen) of payment of the Closing Payments in accordance with Section 4.5 assigns (übertragen) the Shares 1 to Purchaser on, and with commercial effect, including all ancillary rights (Nebenrechte) in particular the right to receive dividends as of Closing Date as well as any undistributed profits from periods prior to the Closing Date. Purchaser hereby accepts the sale and assignment of the Shares 1.
3.2    Sale and Transfer of the Share 2. Seller 2 hereby agrees to sell (verkaufen) the Share 2 and, subject to the conditions precedent (aufschiebende Bedingungen) of payment of the Closing Payments in accordance with Section 4.5 assigns (übertragen) the Share 2 to Purchaser on, and with commercial effect, including all ancillary rights (Nebenrechte) in particular the right to receive dividends as of Closing Date as well as any undistributed profits from periods prior to the Closing Date. Purchaser hereby accepts the sale and assignment of the Share 2.
3.3    Sale and Transfer of the Share 3. Seller 3 hereby agrees to sell (verkaufen) the Share 3 and, subject to the conditions precedent (aufschiebende Bedingungen) of payment of the Closing Payments in accordance with Section 4.5 assigns (übertragen) the Share 3 to Purchaser on, and with commercial effect, including all ancillary rights (Nebenrechte) in particular the right to receive dividends as of Closing Date as well as any undistributed profits from periods prior to the Closing Date. Purchaser hereby accepts the sale and assignment of the Share 3.
3.4    Consents. By a resolution of the shareholders of the Company, a copy of which is attached as Exhibit 3.4, the shareholders’ meeting of the Company, with the required majority, granted their consent to the sale and transfer of the Shares under this Agreement. The Company hereby declares the consent of the Company to the sale and transfer of the Shares under this Agreement. Sellers hereby expressly waive any pre-emptive right (Vorkaufsrecht) or other right of first refusal.
4.      Purchase Price and Payments
4.1    Enterprise Value and Share Purchase Price.
(a)	The enterprise value of the Consolidated Entities (the “Enterprise Value”) shall be calculated according to the following formula:
(i)	USD 249,750,000 (in words: two hundred forty-nine million, seven hundred and fifty thousand US Dollars);

(ii)	minus
(A)    the amount, if any, by which the Working Capital of the Consolidated Entities according to the Final Closing Statements as of the Closing Date is less than USD 7.0 million (in words: seven million US Dollars);
(B)    the amount, if any, by which the Cash of the Consolidated Entities as of the Closing Date according to the Final Closing Statements is less than USD 5.0 million (in words: five million US Dollars) (“Required Cash”), but only to the extent any shortfall of Cash has not already lead to a purchase price adjustment pursuant to Section 4.1(a)(ii)(A) above (no double-counting);
(iii)	plus
(C)    the amount, if any, by which the Working Capital of the Consolidated Entities according to the Final Closing Statements as of the Closing Date is in excess of USD 7.0 million (in words: seven million US Dollars),

(b)	The share purchase price (the “Share Purchase Price”) shall be calculated according to the following formula:
(i)	the Enterprise Value:

(ii)	minus
(a)	the Transaction Expenses;

(b)	the SAR Expenses; and

(c)	the Company Debt Obligations.
4.2    Estimated Share Purchase Price. Not less than 5 Business Days prior to the Closing Date, Sellers (acting through Sellers’ Agent) shall notify Purchaser of Sellers’ good faith estimate of the Share Purchase Price (the “Estimated Share Purchase Price”) and provide Purchaser with a draft of Sellers’ Closing Statements and other documentation which supports Sellers’ calculation of the Estimated Share Purchase Price. Purchaser is entitled to contest Sellers’ calculation. If the difference in the calculation of Sellers and Purchaser is not exceeding USD 1,000,000 (in words: one million U.S: Dollars), the difference shall be split in half, i.e., the Estimated Share Purchase Price shall be as estimated by Sellers minus 50 % of the difference in the calculations of Sellers and Purchaser. If the difference in the calculations of Sellers and Purchaser exceeds USD 1,000,000 (in words: one million U.S. Dollars), Sellers and Purchaser shall endeavor to achieve mutual agreement on the amount of the Estimated Share Purchase Price as soon as possible. In case the Parties do not reach agreement on the amount of the Estimated Share Purchase Price one Business Day prior to the Closing Date, the Closing of the transaction shall be suspended until the Parties do so. Any agreement reached in that phase of the procedure does not preclude either Party to request a subsequent adjustment pursuant to Section 5 below.
4.3    Escrow.
4.3.1 Escrow Amount. On the Closing Date, an amount equal to USD 25,000,000 (in words: twenty five million U.S. Dollars) (the “Escrow Amount”) shall be deposited by Purchaser in escrow at the Escrow Agent pursuant to an escrow agreement essentially in the form attached as Exhibit 4.3 (the “Escrow Agreement”). The Escrow Amount shall serve for the satisfaction of any claims by Purchaser under this Agreement against any, several or all Sellers under this Agreement (except as otherwise explicitly set forth in the Agreement) and provided that with respect to claims of Purchaser related to the non-performance of the transfer of title by a Seller or claims related to a Breach of Sellers’ representations and warranties in Section 1 and Section 3.1 of Exhibit 7 only the Sellers’ Liability Portion of the Escrow Amount of such breaching or non-performing Seller shall be available from the Escrow Amount in respect of the respective Seller’s pro rata satisfaction of the applicable Purchaser claim. It is hereby clarified that the Escrow Amount includes a pro rata amount of USD 2,750,000 attributable to the SAR participants.
4.3.2 Release of Escrow Amount. The Escrow Amount in the then available amount shall be released to the respective Sellers in accordance with the provisions of the Escrow Agreement by the following amounts as follows:
(i)      an amount of USD 12,500,000 (in words twelve million five hundred thousand U.S. Dollars) shall be released on the date that is six months after the Closing Date (“Escrow Period I”), except for (i) any amounts being under negotiation or dispute pursuant to the procedure set forth below and (ii) any amounts already released to the Sellers or the Purchaser based on a mutual settlement or final and binding (rechtskräftig) decision of the competent court:
Purchaser may provide Sellers’ Agent with a Purchaser Claim Notice or a Tax Claim Notice within the Escrow Period I in accordance with the provisions of Section 8.1 and Section 8.7. In this case the relevant Parties shall first attempt to negotiate a settlement of such claim. To the extent such settlement is not reached within 30 days after receipt of such notification by Sellers’ Agent, Purchaser shall have 60 additional days following the expiration of the foregoing 30-day period to file an action (Klageerhebung) against the relevant or all of the Seller(s). The action can be served on the Process Agent. For the avoidance of doubt it is clarified that Section 167 German Civil Procedure Code (Zivilprozessordnung, ZPO) shall apply. An amount equal to the amount in dispute (Streitwert) in such legal proceeding or, if such action is aimed at a declaratory judgement (Feststellungsklage), an amount equal to a reasonable estimate of Purchaser regarding the volume of the claim shall not be released until the legal proceeding has been decided, settled or dismissed in a final and binding manner (rechtskräftig), unless otherwise agreed between Sellers and Purchaser in writing. If Purchaser has not filed an action within the aforementioned 60-day period and the Escrow Period I has lapsed, the Sellers’ Agent and Purchaser shall instruct the Escrow Agent to release immediately to the Sellers the full USD 12,500,000 except for any amounts which have already been released or as otherwise agreed between the Parties;
(ii)     any remaining amount shall be released on December 31, 2008 (the period from the end of the Escrow Period I until December 31, 2008: “Escrow Period II”) except for (x) any amounts being under negotiation or dispute pursuant to the procedure set forth in lit. (i) above or this lit. (ii) below and (y) any amounts already released to the Sellers or the Purchaser based on a mutual settlement or final and binding (rechtskräftig) decision of the competent court:
Purchaser may provide Sellers’ Agent with a Purchaser Claim Notice or a Tax Claim Notice within the Escrow Period II in accordance with the provisions of Section 8.1 and Section 8.7. In this case the relevant Parties shall first attempt to negotiate a settlement of such claim. To the extent such settlement is not reached within 30 days after receipt of such notification by Sellers’ Agent, Purchaser shall have 60 additional days following the expiration of the foregoing 30-day period to file an action (Klageerhebung) against the relevant Sellers. The action can be served on the Process Agent. For the avoidance of doubt it is clarified that Section 167 German Civil Procedure Code (Zivilprozessordnung, ZPO) shall apply. An amount equal to the amount in dispute (Streitwert) in such legal proceeding or, if such action is aimed at a declaratory judgement (Feststellungsklage), an amount equal to a reasonable estimate of Purchaser regarding the volume of the claim shall not be released until the legal proceeding has been decided, settled or dismissed in a final and binding manner (rechtskräftig) unless otherwise agreed between Sellers and Purchaser in writing. If Purchaser has not filed an action within the aforementioned 60-day period and the Escrow Period II has lapsed, the Sellers’ Agent and Purchaser shall instruct the Escrow Agent to release immediately to the Sellers the full residual amount of the Escrow Amount for which no suspension is permitted.
(iii)    In the event that Purchaser has filed a declaratory action (Feststellungklage) and Purchaser’s reasonable estimate regarding the volume of the claim turns out to be incorrect by more than 20%, Purchaser shall be obliged to pay interest (over and above any interest accruing on such Escrow Amount in the Escrow account) at a rate of 5 % per annum on any amount by which the actual damage claims finally awarded to Purchaser are less than Purchaser’s estimate for the period from the date when the relevant amount would otherwise have been released from the Escrow Account until to the date when Sellers are entitled to request release of such amount under the Escrow Agreement.
4.4    Sellers Closing Payment. Purchaser shall pay to Sellers at the Closing an amount equal to the Estimated Share Purchase Price minus the Escrow Amount (“Sellers Closing Payment”). Sellers Closing Payment shall be split between Sellers as follows:

Seller	Split in Percentage	Definition
Seller 1	95.0783	“Seller 1 Closing Payment”
Seller 2	4.772558	“Seller 2 Closing Payment”
Seller 3	0.149142	“Seller 3 Closing Payment”

4.5	Payments on Closing. Purchaser shall make the following payments at the Closing (collectively, the “Closing Payments”):
(i)	to Seller 1 the amount of Seller 1 Closing Payment by wire transfer of funds to such account as shall be designated by Seller 1 to Purchaser at least five Business Days prior to the Closing Date;

(ii)	to Seller 2 the amount of Seller 2 Closing Payment by wire transfer of funds to such account as shall be designated by Seller 2 to Purchaser at least five Business Days prior to the Closing Date;

(iii)	to Seller 3 the amount of Seller 3 Closing Payment by wire transfer of funds to such account as shall be designated by Seller 3 to Purchaser at least five Business Days prior to the Closing Date;

(iv)	to the Escrow Agent an amount equal to the Escrow Amount;

(v)	to the account identified by the Agent under the Credit Facilities in the Pay-Off Notice the amount of the Company Debt Obligations under the Credit Facilities as specified by Sellers’ Agent prior to Closing (being the amount considered between the Parties for the calculation of the Estimated Share Purchase Price);

(vi)	to the service providers and other persons to whom Transaction Expenses are owed, such amounts as identified by Seller’ Agent to Purchaser prior to the Closing;

(vii)	to the Company the amount equal to the SAR Expenses by wire transfer of funds to such account as shall be designated by the Company to Purchaser at least five Business Days prior to the Closing Date which account will be utilized by the Company to pay such SAR Expenses (net of the portion of the Escrow Amount of USD 2,750,000 attributable to the SAR participants previously funded under clause (iv) above).
For the avoidance of doubt, the Sellers and the Company shall use best efforts to avoid payment of Transaction Expenses not being tax deductible for the Company by allocating the respective Transaction Expenses to the Sellers.
There shall be no double counting of the same line items in the determination of Purchase Price calculation elements such as Cash, Company Debt Obligations, Working Capital etc.

4.6    Final Share Purchase Price. The Share Purchase Price calculated on the basis of the numbers set forth in the Final Closing Statements is hereinafter referred to as the “Final Share Purchase Price”.
5.      Closing Statements
5.1    Preparation of Closing Statements. The consolidated balance sheet of the Consolidated Entities as of the Closing Date (the “Closing Statements”) shall be prepared in compliance with US-GAAP as applied by the Company in the consolidated US-GAAP accounts for the Company as at 31 October 2006 (relating to the former CoCreate Software GmbH (old), registered at the Local Court of Stuttgart under HRB 245058) retaining the same methods of accounting for and valuation of all assets, liabilities and reserves and the same policies and elections used or made by the Company (and the Consolidated Entities) in those consolidated accounts in compliance with US GAAP, it being understood that such Closing Statements will not include footnotes.
5.2    Delivery of Sellers’ Closing Statements. Sellers shall prepare or cause to be prepared the Closing Statements and shall deliver Sellers’ proposal of the Closing Statements together with a statement on the Transaction Expenses and a statement on the SAR Expenses (the latter statements “Other Sellers’ Statements”) no later than 30 Business Days following the Closing to Purchaser. The version of the Closing Statements and the Other Sellers’ Statements prepared by Sellers is hereinafter referred to as “Sellers’ Closing Statements”. Purchaser shall cause the Company to cooperate with Sellers following the Closing Date to facilitate the prompt preparation of the Closing Statements and Purchaser give and shall cause the Company and the Consolidated Entities to give Sellers and its representatives access to Purchaser’s, Company’s and the Consolidated Entities’ books, records and personnel (including outside accounting advisors and others) as Sellers shall reasonably request in order to prepare the Closing Statements and to participate to their satisfaction in the resolution of any dispute pursuant to Sections 5.3 and 5.4.
5.3    Objections of Purchaser. If Purchaser believes that Sellers’ Closing Statements are incorrect or have not been prepared in accordance with the requirements of the Agreement, Purchaser shall inform Sellers in writing (“Objection Notice”) within 30 Business Days of Purchaser’s receipt of Sellers’ Closing Statements (“Objection Period”) detailing what Purchaser considers to be incorrect.
5.4    Further Procedure in Case of Objections. If Purchaser notifies Sellers of objections to Sellers’ Closing Statements pursuant to Section 5.3, then Sellers and Purchaser shall endeavour to resolve the disputed items by mutual agreement. If Sellers and Purchaser reach agreement, the revised Closing Statements, as varied by such agreement, shall replace the previously submitted Closing Statements. If and to the extent that Sellers and Purchaser fail to reach agreement within 20 Business Days after receipt by Sellers of the Objection Notice, Sellers and Purchaser shall have the right to refer the matter to Deloitte & Touche, Munich which, acting as expert (Schiedsgutachter) (the “Expert”), shall resolve the items still in dispute. The items determined by the Expert may not be above or below the figures proposed by Sellers and Purchaser. The Expert shall, taking account of any matters already agreed by Sellers and Purchaser, also determine the changes (if any) to be made to the Closing Statements, which as so changed, shall replace the previously submitted Closing Statements. The Parties shall instruct the Expert to complete its review and determination within 20 Business Days of commencing such review. Sellers and Purchaser shall be given the opportunity to present their views in English in writing and at least one oral hearing. The costs of the Expert shall be borne pursuant to the principles set forth in Sections 91 et. seq. German Civil Procedure Code (Zivilprozessordnung) in the ratio of the respective winning and losing party, as determined by the Expert.

5.5    Final Closing Statements. The Closing Statements and the Other Sellers’ Statements shall become binding between the Parties as follows:
(i)	If Purchaser does not give an Objection Notice during the Objection Period or Purchaser notifies Sellers that it has no objection to Sellers’ Closing Statements they will become final and binding on Purchaser and Sellers for the purpose of this Agreement on the earlier of the date of such notice or the expiry of the Objection Period.

(ii)	If Purchaser gives an Objection Notice under Section 5.3, the Closing Statements and the Other Sellers’ Statements shall become final and binding on Purchaser and Sellers for the purpose of this Agreement on the earlier of either:
-	the day on which Purchaser and Sellers resolve all contentious matters amongst themselves; or

-	the day on which the Expert delivers his decision regarding the contentious matters.
The Closing Statements and the Other Sellers’ Statements which have become binding between the Parties pursuant to this Section 5 are hereinafter referred to as the “Final Closing Statements”.
5.6    Adjustment of the Share Purchase Price. If upon completion of the procedure set forth in Section 5 there is a difference between the Estimated Share Purchase Price and the Final Share Purchase Price, the difference (the “Balancing Amount”), together with interest thereon at a rate of 3 month EURIBOR (calculated on the basis of actual days elapsed and 365 days/year) from and including the Closing Date up to and including the date prior to the date of actual payment, shall be due and payable ten Business Days after the Final Closing Statements shall have become binding on the Parties pursuant to Section 5.5 above as follows:
(i)	if the Final Share Purchase Price is higher than the Estimated Share Purchase Price, Purchaser shall pay the Balancing Amount plus all interest payable under this Section 5.6 (“Upward Adjustment”) to Sellers, whereby any Upward Adjustment, if any, shall be split between Sellers according to the table set forth in Section 4.4.

(ii)	if the Final Share Purchase Price is lower than the Estimated Share Purchase Price, Sellers as several and not joint debtors shall pay their pro rata portion of the Balancing Amount plus all interest payable under this Section 5.6 (“Downward Adjustment”) to Purchaser. Purchaser is entitled at its own discretion to demand a release of an amount equal to the Downward Adjustment to Purchaser from the Escrow Amount and upon such release Purchaser’s claim on account of the Downward Adjustment shall be satisfied.
6.      Closing
6.1    Closing Conditions
          6.1.1 Conditions to Purchaser’s Obligation to Close. The obligation of Purchaser to perform the Closing Events shall be subject to each of the following conditions (the “Purchaser Closing Conditions”) being either fulfilled or waived by Purchaser:

(i)	Third Party Consents: Seller delivering a certificate to Purchaser confirming that all waivers of third parties listed in Exhibit 6.1.1 (i) of this Agreement with respect to any contractual change of control rights they may have.

(ii)	No Material Adverse Effect: Sellers delivering a certificate to Purchaser confirming that no event or circumstance shall have occurred between the Signing Date and the Closing Date which results in or is reasonably likely to result in a Material Adverse Effect.

(iii)	Representations and Warranties True and Correct: Sellers delivering a certificate to Purchaser confirming that the representations and warranties made by Sellers in or pursuant to this Agreement are true and correct in all material respects at and as of the Closing Date, whereby an incorrectness of a representation or warranty shall be deemed not material, if it is not reasonably likely to result in claims of Purchaser in an amount of more than USD 3,000,000 (in words three million U.S. Dollars) (the “Closing Threshold”). For the avoidance of doubt, Purchaser shall remain entitled to raise claims for Breaches pursuant to Section 8.1 hereof, irrespective of whether the foregoing materiality threshold is met or whether they have been disclosed to Purchaser prior to Closing or not, provided that if Purchaser is not obliged to close because the foregoing threshold has been exceeded and Purchaser nevertheless elects to close, Purchaser waives all rights to raise claims pursuant to Section 8.1 hereof, in respect of such Breaches to the extent of Losses in excess of the Closing Threshold.

(iv)	Compliance with Agreement: The Company and Sellers shall have performed and complied in all material respects with Sellers’ covenants under Sections 11, 12 and 14.1 of this Agreement to be performed or complied with by them on or prior to the Closing Date and shall have delivered to Purchaser a certificate confirming such facts.

(v)	Delivery of Statement on Company Debt Obligations. Sellers’ Agent shall deliver to Purchaser a pay-off notice by the Agent under the Credit Facilities (“Pay-Off Notice”) confirming the balance of the outstanding Company Debt Obligations under the Credit Facilities as of the Closing Date.

(vi)	Filing of Tax Returns. Sellers’ Agent shall deliver evidence to Purchaser that the Consolidated Entities have filed their Tax returns for the fiscal year 2006 and that the Company and the Sellers made the other application set forth in Section 8.6 sentence 2 of the Agreement vis-à-vis the competent Tax authority.

(vii)	D & O Insurance coverage. Sellers’ Agent shall deliver evidence on the purchase of a 3 year “tail” to its director’s and officer’s liability policy covering the Sellers’ Beneficiaries (and the other directors, officers, employees, agents, and other representatives of the Company covered by the Company’s existing director’s and officer’s liability policy) according to Section 13 below.

(viii)	Frame Agreement. Sellers’ Agent shall deliver evidence to Purchaser that the parties to the Frame Agreement have validly entered into an agreement irrevocably securing the termination of such Frame Agreement upon Closing.

          6.1.2    Closing Conditions to Sellers’ Obligation to Close. The obligation of the Company and Sellers to perform the Closing Events shall be subject to each of the following conditions (the “Sellers Closing Conditions”) being either fulfilled or waived by the Company and Sellers:
(i)	Representations and Warranties True and Correct. Purchaser delivering a certificate to Sellers confirming that the representations and warranties made by Purchaser in or pursuant to this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties had been made or given at and as of the Closing Date.

(ii)	Compliance with Agreement. Purchaser delivering a certificate to Sellers confirming that Purchaser shall have performed and complied in all material respects with all of its obligations under this Agreement to be performed or complied with by it on or prior to the Closing Date.
          6.1.3    Mutual Closing Conditions. The obligation of all Parties to perform the Closing Events shall be subject to the conditions (the “Mutual Closing Condition”) that:
(i)	no restraining order or injunction prohibiting the transactions contemplated by this Agreement shall exist which may not be resolved in accordance with Section 6.1.5,

(ii)	all material governmental consents have been obtained, including any consents under applicable European Union competition law as well as under all applicable national competition laws (collectively, the “Antitrust Filings”),

(iii)	the Escrow Agreement has been duly executed by all parties thereto,

(iv)	the Company has obtained from all Lenders under the Credit Facilities the Tax confirmations pursuant to Section 2.7 (B) (v) of the Credit Facilities, and

(v)	the SAR Confirmation Letters have been duly executed by all beneficiaries under the SAR 2007 Programme.
          6.1.4    Efforts to Fulfill Closing Conditions. Each Party shall use commercially reasonable efforts to ensure that the Mutual Closing Conditions will be fulfilled as soon as possible. Sellers and the Company shall use commercially reasonable efforts to ensure that Purchaser Closing Conditions will be fulfilled as soon as possible. Purchaser shall use commercially reasonable efforts to ensure that Company/Sellers Closing Conditions will be fulfilled as soon as possible. As soon as all of the Closing Conditions have been either fulfilled or waived, Sellers and Purchaser shall mutually notify each other thereof.
          6.1.5    Preparation of Antitrust Filings. Purchaser shall, and Sellers shall provide all reasonably expectable assistance and information to enable Purchaser to do so, (i) within 5 Business Days from the date hereof make their respective Antitrust Filings and thereafter make any other required submissions for Antitrust Filings, and Purchaser and Sellers shall (ii) use commercially reasonable efforts to cooperate with each other in (x) determining whether any Antitrust Filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third parties or other governmental bodies (including any foreign jurisdiction in which the Company’s Subsidiaries are operating any business) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such Antitrust Filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Cartel Office, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby; and (iv) subject to applicable legal limitations and the instructions of any governmental body, keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated thereby. All costs and fees in relation to the Antitrust Filings shall be borne by Purchaser.
          For the avoidance of doubt, for purposes of this Section 6.1.5, the term “commercially reasonable efforts” as it pertains to Purchaser shall not include: (i) initiation of any litigation or (ii) the sale, divestiture or disposition of any assets or businesses of Purchaser (including its Subsidiaries) or the Company (including the Subsidiaries) in connection with avoiding or eliminating any such impediments to obtaining the consents, permits, authorizations or approvals set out in Section 6.1.3 (ii) or to consummating the Closing.
          6.1.6 Withdrawal.
(i)	In the event that any of Purchaser Closing Conditions has neither been fulfilled nor duly waived within sixty (60) days after the Signing Date, Purchaser may withdraw (zurücktreten) from this Agreement, provided that the non-fulfillment of Purchaser Closing Conditions is not based on a default by Purchaser of its obligations in the Agreement.

(ii)	In the event that any of Sellers Closing Conditions has neither been fulfilled nor duly waived within sixty (60) days after the Signing Date, Sellers acting jointly may withdraw from this Agreement, provided that the non-fulfillment of Company/Sellers Closing Conditions is not based on a default by any of Sellers and/or the Company of its obligations in the Agreement.

(iii)	In the event that any of the Mutual Closing Conditions (other than the Mutual Closing Condition set forth in Section 6.1.3(ii)) has neither been fulfilled nor duly waived (if waiver is permitted) within sixty (60) days after the Signing Date, Sellers acting jointly and/or Purchaser may withdraw from this Agreement, provided that the non-fulfillment of such Mutual Closing Conditions is not based on a default by the respective rescinding party of its obligations in the Agreement.

(iv)	In the event that the Mutual Closing Condition set forth in Section 6.1.3(ii) has neither been fulfilled nor duly waived (if waiver is permitted) within six (6) months after the Signing Date, Sellers acting jointly and/or Purchaser may withdraw from this Agreement, provided that the non-fulfillment of such Mutual Closing Condition is not based on a default by the respective rescinding party of its obligations in the Agreement.

(v)	In the event that there is in effect a final non-appealable order of a governmental body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, the Sellers acting jointly and/or Purchaser may withdraw from this Agreement; provided that the right to withdraw shall not be available to a party if such order was primarily due to the default by the respective rescinding party of its obligations in the Agreement.

(vi)	The parties may withdraw from this Agreement upon the mutual written consent of the Sellers and Purchaser.

The withdrawal must be declared in accordance with Section 16 to the respective other Party/ies. The withdrawal shall be deemed void and shall not have any effect if at the time when the notice is received by the respective other Party all relevant Closing Conditions have been fulfilled. The effect of a withdrawal shall be limited to eliminating the obligations of the Parties to consummate this Agreement and shall not prejudice any claims the withdrawing Party may have on the basis of any circumstances relating to the non-fulfillment of any Closing Condition or otherwise. Seller 1 shall be entitled to declare any withdrawal on behalf of all Sellers.
6.2   Closing. Save Section 4.2 above, the transaction set forth in the Agreement shall be consummated within ten (10) Business Days after the date on which the Closing Conditions have been fulfilled or waived, provided, however, (i) that if such tenth Business Day falls within the last five (5) Business Days of a month, then such transaction shall be consummated on the last Business Day of such month, and (ii) that in either case on such date all Closing Conditions have been and continue to be fulfilled or waived. Notwithstanding the foregoing, the Parties may consummate the transaction on such other date as mutually agreed upon the Parties.
The Closing shall take at the offices of Lovells, Karl-Scharnagl-Ring 5, 80539 Munich, or at such other location as mutually agreed upon by the Parties, where the following events (the “Closing Events” which in their entirety shall constitute the “Closing”) shall take place in the following order:
(i)	Purchaser shall pay on account of the respective Consolidated Entity the Company Debt Obligations under the Credit Facilities as set forth in Section 4.5(v);

(ii)	Purchaser shall pay Seller 1 Closing Payment to Seller 1 as set forth in Section 4.5 (i);

(iii)	Purchaser shall pay Seller 2 Closing Payment to Seller 2 as set forth in Section 4.5 (ii);

(iv)	Purchaser shall pay Seller 3 Closing Payment to Seller 3 as set forth in Section 4.5 (iii);

(v)	Purchaser shall pay the Escrow Amount to the Escrow Agent as set forth in Section 4.5 (iv);

(vi)	Purchaser shall pay on account of the respective Consolidated Entity the Transaction Expenses as set forth in Section 4.5 (vi).

(vii)	Purchaser shall pay on an account designated by the Company the SAR Expenses as set forth in Section 4.5 (vii).

(viii)	Sellers’ Agent shall deliver a duly signed and executed Pay-Off Notice and such other documents, if any, as may be reasonably required by Purchaser in order to demonstrate that all Liens under the Credit Facilities will be released as of the Closing.

(ix)	Sellers’ Agent shall deliver written confirmations from all beneficiaries under the Company’s Stock Appreciation Program substantially in the form attached hereto as Exhibit 6.2 (ix) (“SAR Confirmation Letters”) .

(x)	Sellers’ Agent shall deliver legally binding resignation letters pursuant to which the Directors and Officers listed in Exhibit 6.2 (x) have declared the resignation from their office with effect as of the Closing Date.

(xi)	Sellers’ Agent (acting on behalf of Sellers) and Purchaser have executed the Closing Memorandum confirming (i) that all Closing Conditions have been fulfilled or duly waived by the Party entitled to declare such waiver, (ii) all Closing Events have taken place and (iii) Closing of the transaction has taken place.
The date on which all Closing Events have taken place shall be the “Closing Date”.
7.      Representations and Warranties of Sellers
7.1    Representations and Warranties. Sellers as several and not joint debtors hereby represent and warrant to Purchaser by way of an independent guarantee (unabhängiges Garantieversprechen) within the meaning of Section 311(1) of the German Civil Code (BGB) that the statements set forth in Exhibit 7 are true, complete and complied with on the Signing Date and will be true, complete and complied with on the Closing Date (except as expressly stated otherwise hereinafter or in Exhibit 7).
7.2    Sellers’ Best Knowledge. If and to the extent any of the representations or warranties of Sellers in Exhibit 7 are made to “Sellers’ Best Knowledge”, such representation or warranty is only breached if any Seller hereto or any of the Knowledge Employees had actual knowledge of the relevant fact, provided however that Michaela Haitz’ knowledge shall only be relevant with respect to the representations and warranties in Section 7 and Section 9 of Exhibit 7 hereto.
8.      Remedies
8.1    Breach. Subject to Sections 9 and 18.11 hereof, in the event that any of the representations or warranties of Sellers contained herein or in Exhibit 7 is untrue, incorrect or not complied with, or the Company or Sellers fail to comply with any of its covenants or other obligations under this Agreement (a “Breach”), Sellers shall be liable to pay to Purchaser compensation in money (Schadensersatz in Geld) for any Losses suffered by Purchaser or any of the Consolidated Entities which would not exist if such representation or warranty were true, complete or complied with, or such covenant was complied with.
Purchaser shall notify Sellers’ Agent in writing without any undue delay but no later than one month after having obtained knowledge of all relevant facts giving rise to the alleged Purchaser’s claim pursuant to this Section 8.1 (“Purchaser Claim Notice”). The Purchaser Claim Notice shall specify in reasonable detail the factual and legal basis of the claim and the amount claimed, being a reasonable estimate of the damages recoverable in accordance with this Agreement.
8.2    Indemnification regarding Taxes. Subject to Section 9 (except for Section 9.2), Sellers agree to pay to Purchaser or, at the election of Purchaser, the Consolidated Entities (collectively the “Beneficiaries”) an amount equal to any liability for Taxes, which are due and payable by the Consolidated Entities (i) for all periods prior to and including the Closing Date or (ii) for periods after the Closing Date, but in the case of (ii) only if and to the extent such Taxes are triggered as a result of the Consolidated Entities having failed to make any deductions or withholdings in respect, or on account, of Tax from any payments which the Consolidated Entities have made until and including the Closing Date, in each case of (i) and (ii) unless, and except to the extent that:

(i)	the respective Tax liability is identifiably taken into account as liability or provision in the Final Closing Statements or as current Liability in calculating the Working Capital;

(ii)	such Tax liability is subject of a valid and enforceable claim for repayment or indemnification against a third party (other than a Tax authority), except to the extent such valid and enforceable claim despite the reasonable efforts of the Purchaser or Consolidated Entities cannot be recovered from such third party at the earlier of (i) three (3) months following the date on which repayment or indemnification against such third party has been claimed for the first time and (ii) December 30, 2008, and provided that any non-recoverable (or not timely recoverable) portions of claims against a third party that are assignable without requiring the consent of such third party are assigned to the Sellers after the expiration of the aforementioned dates;

(iii)	such Tax liability is the result of any change in the established accounting and taxation principles or practices of the Consolidated Entities (including methods for submitting Tax returns) introduced after the Closing Date, unless any such changes are necessary to align the accounting and taxation principles or practices to mandatory law in force on the Closing Date or proposed mandatory law that was introduced in Parliament as draft legislation on or before the Closing Date; it being understood that this subclause (iii) does not apply to the preparation of a transfer price study/documentation by any Beneficiary after the Closing Date, to the extent such study/documentation may have retroactive effect;

(iv)	such Tax liability is the result of any transaction, action or omission (including but not limited to the change in the exercise of any Tax election right, the termination of any consolidation scheme, the approval or implementation of any reorganisation or other measures or the sale of any assets) initiated by any of the Beneficiaries after the Closing Date, unless any such transactions, actions, omissions or other measures are compelled by mandatory law in force on the Closing Date or proposed mandatory law that was introduced in Parliament as draft legislation on or before the Closing Date; the final clause of subclause (iii) applies accordingly;

(v)	any of the Consolidated Entities
(x)	have received before December 31, 2008 a refund or reduction of Taxes for periods ending on or before the Closing Date either in cash, by way of set-off, deduction or otherwise, except where the respective Tax refunds have been recognised as a claim in the Final Closing Statements, or may before December 31, 2008 dissolve any unused Tax provision as a result of a final and non-appealable (formell und materiell bestandskräftig) decision by a Tax authority which is not subject to any changes, or

(y)	have received before December 31, 2008 (either in cash, by way of set-off, deduction or otherwise)]any benefits by refund, set-off or reduction of Taxes arising after the Closing Date out of the circumstance triggering the indemnification claim, e.g. (without limitation) resulting from the lengthening of amortization or depreciation periods, higher depreciation allowances, a step-up in the Tax basis of depreciable assets or the non-recognition of liabilities or provisions (Phasenverschiebung), whereby the calculation period for such Tax reductions shall be limited to December 31, 2008 and the amount of the reductions of Taxes shall be discounted at 6% p.a. to the date when the indemnification payment by the Sellers is due pursuant to Section 8.7.

(vi)	the procedures pursuant to Sections 8.6 were not observed by Purchaser, unless the Tax underlying the Purchaser’s payment would also have arisen had the Purchaser complied with such procedure.
8.2a No artificial triggering of early Tax audit. Purchaser will abstain from, and will ensure that the Consolidated Entities will abstain from, applying or artificially triggering or artificially extending a Tax audit of the Consolidated entities or the Purchaser during the Escrow Period I or the Escrow Period II which otherwise would take place after the expiration of that period. For the avoidance of doubt this shall not prevent Purchaser or the Consolidated Entities to make their regular Tax filings as required under applicable Tax laws.
8.3    Allocation. For purpose of determining Tax indemnifications or warranties regarding the fiscal year 2007/2008, the allocation of Taxes of the Consolidated Entities between Sellers (Taxes relating to periods before and including the Closing Date) and Purchaser (Taxes relating to periods after the Closing Date) shall be calculated as follows: With regard to taxable periods beginning before the Closing Date and ending after the Closing Date, the portion of Taxes related to the period ending on the Closing Date shall be deemed equal to the amount that would be imposed on or refunded to the respective entity, if the relevant Tax period ended on the Closing Date.
8.4    Tax Losses arising after Closing Date. Any losses or other reductions of the Tax assessment basis arising in any period after the Closing Date, which are carried back into any period ending on or before the Closing Date shall not be taken into account in determining Tax indemnifications and allocations for purposes of Sections 8.2 and 8.3.
8.5    Procedure for Defending Third Party Claims. Purchaser shall without undue delay give notice to Sellers’ Agent of any claim, suit, action or proceeding and further matters (excluding any preparation and filing of Tax returns), (announcement of any) audits, examinations, investigations, dispute or appeal or similar proceedings or any other material communication by/with Tax, environmental or other governmental authorities) brought by a third party in respect of which Purchaser may claim damages hereunder (a “Third Party Claim”). At the reasonable request of Sellers, Purchaser shall promptly (i) make available to Sellers’ Agent a copy of the documents substantiating the Third Party Claim and of all documents relating to the Third Party Claim (including, without limitation, copies of books, records and documentation of the Beneficiaries which can reasonably be expected to have relevance for the Third Party Claim, and (ii) give Sellers (through Sellers’ Agent) the opportunity to defend such claim, provided that Sellers accept to reimburse the Beneficiaries for all reasonable out-of-pocket expenses. Sellers shall have the right to defend the Third Party Claim by all reasonably appropriate proceedings and shall have after due prior consultation with Purchaser the power to direct and control such defense, provided that such defense does not affect material interests of the Beneficiaries and provided that Sellers fully comply with their obligations under this Section 8.5. Purchaser and counsel appointed by Purchaser shall be entitled to participate in the proceedings including any meetings and discussions with the respective third party or its advisors. Sellers’ Agent shall keep Purchaser at all times fully informed about the proceedings. Sellers shall conduct such proceedings in good faith using best endeavors to take the interests of the Beneficiaries into account. In no event shall Sellers be entitled to acknowledge or settle a claim or permit any such acknowledgement or settlement without Purchaser’s prior written consent, which shall not be unreasonably withheld. Purchaser and other Beneficiaries shall cooperate with Sellers’ Agent in the defense of any Third Party Claim, provide Sellers’ Agent and Sellers’ advisors access, during normal business hours, to all relevant business records and documents which can reasonably be expected to have relevance for the Third Party Claim. All costs and expenses incurred in defending any Third Party Claim by Sellers shall be borne by Sellers. Any failure of Purchaser to comply with obligations set forth in this Section 8.5 shall reduce Purchaser’s claims based on the principles of Section 254 of the German Civil Code (BGB), to the extent that

Sellers’ position in the proceedings underlying the Third Party Claim was materially impaired by such failure of Purchaser.
8.6    Procedure in relation to Tax filings. Sellers’ Agent shall file (or cause the Consolidated Entities to file) all Tax returns which are due or otherwise required to be filed by or on behalf of the Consolidated Entities for time periods ending on or before the Closing Date. In this respect, Sellers are obliged to timely file (and shall see to it that the Company also files) the application on the down-stream merger of former Neckarsee 88. V V GmbH (formerly registered in the commercial register of the local court of Stuttgart under HRB 720596) into former CoCreate Software GmbH (formerly registered with the commercial register of the local court of Stuttgart under HRB 245058) in accordance with annot. 11.24 of the circular of the Federal Ministry of Finance of 25 March 1998 on the Reorganisation Tax Act 1995 (BStBl. I 1998, p. 268). Sellers shall have the right to review and comment (through Sellers’ Agent) on any Tax return to be filed by the Consolidated Entities relating to a period beginning before the Closing Date, but only and insofar as any period having ended on or before the Closing Date is concerned. Purchaser shall provide copies of any such Tax return to Sellers’ Agent no later than twenty (20) days prior to the relevant due date of such Tax return. Sellers right to review shall expire if the Taxes to be assessed in connection with the Tax returns to be filed are no longer subject to the Sellers’ indemnification obligation pursuant to Section 8.2. The Sellers undertake to co-operate with and assist Purchaser and the Consolidated Entities in preparing Tax filings after the Closing Date for periods prior to and including the Closing Date. This also applies to periods beginning and ending after the Closing Date to the extent that the relevant Tax filings cannot accurately be filed without Sellers` knowledge and provided that Purchaser reimburses Sellers for reasonable out-of-pocket expenses. This Section 8.6 shall only apply in respect of Tax returns which are to be filed on an annual basis.
8.7    Tax Claim Notice. Indemnification payments by Sellers under Section 8.2 in respect of claims thereunder shall be due ten (10) Business Days following a notice (“Tax Claim Notice”) (together with a written explanation of the background of the claim and a copy of the respective Tax payment order, unless such information was already provided to the Seller’s Agent in accordance with Section 8.5) by Purchaser to Sellers’ Agent, provided that any payment shall be made from the Escrow Amount in accordance with the provisions of Section 4.3 and the Escrow Agreement.
8.8    No Other Representations and Warranties. The Parties agree that the remedies which Purchaser, or any Consolidated Companies, may have against Sellers for a Breach, an alleged Breach or an indemnification regarding Taxes pursuant to Section 8.2 above or for any other Breach of obligations set forth in the Agreement are solely governed by the Agreement, and the remedies provided for in this Agreement shall be the exclusive remedies available to Purchaser or the Consolidated Companies. The Parties further agree that representations and warranties are no quality guarantees regarding the object of purchase within the meaning of Sections 276, 443 and 444 BGB (Garantie für die Beschaffenheit der Sache). Any right of Purchaser (i) to withdraw (zurücktreten) from this Agreement (unless explicitly stated otherwise in the Agreement) or to require the winding up of the transaction contemplated hereunder (e.g. by way of großer Schadensersatz or Schadenersatz statt der Leistung), (ii) any claims for breach of pre-contractual obligations (culpa in contrahendo, including claims arising under Sections 241 Subsec. 2, 311 Subsec. 2 (3) German Civil Code) or ancillary obligations (positive Forderungsverletzung, including claims arising under Sections 280, 282 German Civil Code), (iii) frustration of contract pursuant to Section 313 German Civil Code (Störung der Geschäftsgrundlage), (iv) all remedies of Purchaser for defects pursuant to Sections 437 through 441 German Civil Code and (v) any and all other statutory rights and remedies, if any, are hereby expressly excluded and waived by Purchaser, except for claims for wilful deceit (arglistige Täuschung) and other intentional breach of contract (vorsätzliche Vertragsverletzungen). In furtherance of the foregoing, except for the representations and warranties contained in Exhibit 7 as well as the remedies for the indemnification regarding Taxes and all other claims of Purchaser expressly set forth in the Agreement and the scope of which is not limited by this Section 8.8, Purchaser acknowledges and agrees that none of Sellers will be subject to any liability to Purchaser for any projection or forecast, statement or information (other than set forth in any representation and warranty contained in Exhibit 7) made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives, including any confidential memoranda distributed on behalf of the Sellers or the Consolidated Entities relating to the Consolidated Entities or data room information provided to Purchaser of its Affiliates or representatives, or any other document or information in any form provided to Purchaser or its Affiliates or representatives in connection with the sale of the Shares and the transactions contemplated hereby. The exclusion of Sellers’ liability shall not apply in the event of fraud or wilful misconduct (Arglist oder Vorsatz).
8.9    No Double Counting. No claim of Purchaser under this Agreement may be indemnified or otherwise remedied more than once in respect of the same loss suffered.
8.10 Reduction or Increase of Share Purchase Price. All payments made by the Sellers to Purchaser or, at the election of Purchaser, the Consolidated Entities, or Purchaser to the Sellers pursuant to this Section 8 shall constitute a reduction or an increase of the Share Purchase Price, as the case may be.
9.      Limitations to Sellers’ Liability for a Breach
9.1    Liability Cap. The aggregate liability of Sellers on account of a Breach and in respect of indemnification for Taxes pursuant to Section 8.2 shall be limited, subject to Section 9.4 below, to the Escrow Amount in the amount available on the Escrow account (the “Liability Cap”) and, for the avoidance of doubt, Purchaser shall, subject to Section 9.4 below, only be entitled to claim payment from the Escrow Amount in the amount available on the Escrow account.
9.2    Thresholds. A liability of Sellers on account of a Breach shall arise only to the extent that any individual claim or a series of substantially similar claims exceeds USD 20,000 (in words twenty thousand U.S. Dollars) and only if and to the extent that the sum of all such claims exceeds USD 1,500,000 (in words one million five hundred thousand U.S. Dollars) whereby amounts in excess of USD 500,000 can be claimed on a dollar for dollar basis once the thresholds are reached (Freigrenzen). This Section 9.2 shall not apply to indemnification claims of Purchaser resulting from Section 8.2 above.
9.3    Time Limitations. Subject to Section 9.4 below, any claims of Purchaser under or in connection with this Agreement shall become time barred on December 31, 2008 (the “Time Cap”).
9.4    Exclusions. Except for Section 18.11 and Section 9.5, none of the limitations to Sellers’ liability under this Agreement (including without limitation in Sections 9.1, 9.2 and 9.3) shall apply to (a) Sellers’ obligation to transfer title to the Shares (wirksame Übertragung von Geschäftsanteilen als vertragliche Hauptleistungspflicht) and (b) any damage claims resulting from the non-performance of the foregoing obligation to transfer title to the Shares (whereby, for the avoidance of doubt, remedies of Purchaser for defects in the purchased business shall remain subject to the limitations to Sellers’ liability under this Section 9, except for representations and warranties set forth under Section 9.4 (e) below) and (c) in the event of fraud or willful misconduct (Arglist oder Vorsatz) of Sellers or the Company and (d) claims under Section 5.6 (Downward Adjustment of Share Purchase Price) and (e) claims directly or indirectly relating to representations or warranties in Sections 1, 3.1, 3.2 and 3.5 of Exhibit 7 of this Agreement as well as (f) the covenants in Section 11.1, 12.2 and Section 14 (Confidentiality) of this Agreement (“Excluded Claims”). Purchaser shall be obliged to first discharge any of its Excluded Claims referenced in clause (e) and (f) above, however, as regards clause (f), not in respect to the covenants under Section 11.1.1, from a drawdown of amounts from the Escrow Amount and, in case amounts out of the Escrow Amount are released to Purchaser in discharge of any of the Excluded Claims referenced in clause (e) and (f) above, however, as regards clause (f), not in respect to the covenants under Section 11.1.1, the Liability Cap shall be reduced by the amount of such release as described in Section 9.1. Purchaser shall be entitled (but not obliged) to directly demand payment on account of the Excluded Claims referenced in clauses (a), (b), (c), (d) and (f) above (however as regards clause (f), only in respect to the covenants under Section 11.1.1) from the respective Seller without first seeking recovery from the Escrow Amount.
9.5    Limitation of Exclusions. The aggregate liability of Sellers’ under this Agreement for claims subject to the exclusions of Section 9.4 above, except for claims based on fraud or willful misconduct (Arglist oder Vorsatz) of Sellers or the Company, shall be limited to the Enterprise Value, whereby Sellers shall in accordance with Section 18.11 not be jointly liable and each Seller shall only be liable in the respective Sellers’ Liability Portion and any and all such claims become time barred three (3) years after the Closing Date.
9.6    Further Limitations. Purchaser shall not be entitled to bring a claim under or in connection with this Agreement and Sellers shall not be liable if and to the extent:
(i)	the underlying facts, circumstances or events forming the basis of the claim have been disclosed to Purchaser in this Agreement, or any Exhibits/Schedules to this Agreement;

(ii)	the respective damage/claim has been reflected as a reserve or provision made for the relevant risk in the Final Closing Statements;

(iii)	Purchaser fails to inform Sellers in writing without undue delay, however, no later than one (1) month after becoming aware of a Breach, or fails to use all reasonable efforts to avoid or mitigate its damages pursuant to Section 254 of the German Civil Code (BGB), provided that in case of a late notification by Purchaser, Purchaser’s claim shall be reduced in accordance with the principles of Section 254 of the German Civil Code (BGB) only to the extent the damage was increased by such late notification;

(iv)	the damage results from or is increased by the passing of, or any change in, any law, rule, regulation or administrative practice of any government, governmental authority, agency or regulatory body after the Closing Date;

(v)	the damage results from or is increased by an act, omission or transaction of Purchaser, or at the request or direction of Purchaser or any of its directors, employees or members; or

(vi)	such claim is for loss of future revenue, income or profits, or loss of business reputation or opportunity or compensation of any internal costs or any arguments that the purchase price was calculated by applying certain multiples relating to the Breach or alleged Breach hereof.

(vii)	a corresponding collectible (i. e. valuable and enforceable) payment claim of any of the Consolidated Entities or the Purchaser against an insurance company exists; provided that if Purchaser has not recovered such collectible amount, or the insurance company has not otherwise acknowledged responsibility for such claim in writing, in each case at least five Business Days prior to the release of any Escrow Amounts at the expiration of Escrow Period I or Escrow Period II, as applicable, Purchaser shall be entitled to submit a Purchaser Claim in respect of the claim for which the corresponding collectible payment claim against an insurance company exists and the amount subject to such claim (or a reasonable estimate thereof in the case the amount is not determinable at such time) shall continue to be held in escrow, without regard, except as provided in clause (ii) below, to the 30 and 60-day procedures set forth in Section 4.3.2(i) and (ii) until (i) the Company collects the insurance proceeds related to such claim, or the insurance company otherwise acknowledges responsibility in writing for such claim, in which case the Purchaser and the Sellers’ Agent shall instruct the Escrow Agent to release the amount held in escrow in respect of such claim (to the extent collected from or acknowledged by the insurance company) to the Sellers or (ii) if the insurance company finally refuses to pay the amount of such claim, until the claim for which the Purchaser is seeking indemnification is finally resolved as between the Sellers and the Purchaser utilizing the 30 and 60-day procedures set forth in Section 4.3.2(i) and (ii), as applicable, in which case the amount held in escrow in respect of such claim shall be released to the Sellers or the Purchaser, as the case may be, in accordance with such Sections 4.3.2(i) and (ii), as applicable, and the Escrow Agreement.
9.7	Treatment of Third Party Compensation Claims. In case a corresponding payment claim of any of the Consolidated Entities or the Purchaser against any third party exists in relation to circumstances relating to a Breach (“Third Party Compensation Claim”), Purchaser shall — to the extent that Purchaser has received recovery of the relevant claim from the Sellers — transfer the Third Party Compensation Claim to the Sellers to the extent that the Third Party Compensation Claim is assignable or, if the Third Party Compensation Claim is not assignable, Purchaser or the Consolidated Entities shall pursue the Third Party Compensation Claim on behalf and on the costs of Sellers to be advanced by Sellers to Purchaser in a reasonable amount upon Purchaser’s request.

9.8	Exclusion of Section 442 BGB. It is hereby agreed between the Parties that the legal principles underlying Section 442 BGB and Section 377 of the German Commercial Code (HGB) shall not apply to the Purchaser’s claims on account of a Breach.

10.	Representations and Warranties of Purchaser

10.1	Representations and Warranties. Purchaser represents and warrants to Sellers that the statements set forth hereafter are true and correct as of the Signing Date and will be true and correct as of the Closing Date:
(i)	This Agreement constitutes a legally binding obligation of Purchaser enforceable against Purchaser in accordance with its terms. The execution and consummation of this Agreement by Purchaser and the performance of the transaction contemplated hereunder by Purchaser does not violate any judicial or governmental order (gerichtliche oder behördliche Verfügung) or public law restrictions which are applicable to Purchaser.

(ii)	Purchaser and its representatives have the right, power and authority to execute and deliver this Agreement. The Purchaser has been duly established and is validly existing as a limited liability company (Gesellschaft mit beschränkter Haftung - GmbH) under the laws of Germany.

(iii)	There is no action, suit, investigation or other proceeding pending against, or to Purchaser’s best knowledge, threatened against or affecting Purchaser which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution or consummation of this Agreement or the performance of the transactions contemplated hereunder.

(iv)	As of the Closing Date, Purchaser (i) will have sufficient internal funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Final Share Purchase Price and pay any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement, (ii) will have the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (iii) will have not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities.

(v)	Purchaser has no obligation or liability to pay any fees or commissions to any broker or finder with respect to the transactions contemplated hereunder for which Sellers’ could become liable.

(vi)	No payments or other benefits have been made or granted by Purchaser to any member of the management of the Company or any of the Consolidated Entities in connection with the transactions contemplated under this Agreement. The foregoing shall not apply to severance payments, if any, for non-compete and/or non-solicit covenants of Seller 2.
10.2	Indemnification. In the event that Purchaser is in breach of any representation and warranty under Section 10.1 or fails to comply with any of its covenants or other obligations under this Agreement, Purchaser shall indemnify and hold harmless Sellers from any Losses incurred by Sellers. The limitations set forth in Section 9.5 above shall apply mutatis mutandis.

10.3	Purchaser Parent Guarantee. Purchaser’s parent, the Guarantor, hereby guarantees to the Sellers as an independent guarantee (Garantieerklärung) upon first demand by Sellers’ Agent the full and punctual performance of all payment obligations of Purchaser under or in connection with Section 4, 5, 10 and 17 of this Agreement.

11.	Covenants

11.1	Activities between Signing and Closing.

11.1.1	Until the Closing Date, Sellers shall not, except as set forth in Exhibit 11.1.1, without the prior written consent of Purchaser (such consent not to be unreasonably withheld with regard to (i)(b) and (iii) below):
(i)	adopt or permit the adoption of any shareholders resolution of any of the Consolidated Entities regarding
(a)	the liquidation of a Consolidated Entity,

(b)	any change of the articles of association of a Consolidated Entity, including, but not limited to, any resolution relating to the increase or decrease of the share capital of a Consolidated Entity or the issuance or authorization to issue new shares or other securities in any of the Consolidated Entities,
(c)	the redemption of any of the Shares,

(d)	the election of new auditors,

(e)	the declaration and/or payment of dividends or other distributions, or

(f)	the distribution of dividends to Sellers;
(ii)	sell, transfer, create any encumbrances on or otherwise dispose of any Shares, or grant any options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase or obtain any of the Shares;

(iii)	enter into any material agreement with a Consolidated Entity; or

(iv)	permit, approve, or consent to, the sale or other disposal of any real property or other material assets of any of the Consolidated Entities other than inventory sold in the ordinary course of business.
11.1.2	Sellers covenant and agree that, from and after the Signing Date until the Closing Date, unless otherwise required by mandatory law, Sellers shall, to the extent legally permissible and practicable, exercise all their rights as shareholders of the Company or otherwise and shall use commercially reasonable efforts to ensure that, except as (i) set forth in Exhibit 11.1.2, and (ii) as otherwise specifically consented to by Purchaser in writing (such consent not to be unreasonably withheld):
          (i)      Access. Any Consolidated Entity shall afford to Purchaser, its authorized representatives, and the authorized representatives of Purchaser’s prospective lenders and advisors access reasonably required during normal business hours, upon due prior notice, to all directors, officers, key management and other representatives, properties, books, records, contracts and documents of the Consolidated Entities and an opportunity to make such investigations as they shall reasonably desire to make of a Consolidated Entity (provided that such investigations shall be conducted so as to minimize any disruption of the operations of such Consolidated Entity), and the Consolidated Entities shall furnish or cause to be furnished to Purchaser and its authorized representatives all such information with respect to the affairs and business of the Consolidated Entities as Purchaser may reasonably request.
          (ii)     Carry on in Regular Course. Except for the payment of the Transaction Expenses, each of the Consolidated Entities shall maintain its owned and leased properties in accordance with its historical maintenance practices and carry on its business substantially in the same manner as heretofore, including without limitation maintaining price levels, inventory levels, mix of inventory, accounts payable levels and receivables aging materially consistent with the past practices of their respective businesses.
          (iii)    No General Increases. Each of the Consolidated Entities shall not grant any material increase in the rates of pay of its employees or in their benefits under any bonus or pension plan or other contract or commitment, or materially increase the compensation payable or to become payable to its officers, employees or agents, or any bonus, insurance, pension or other benefit plan, payment or arrangement made to, for or with any such officers, employees or agents.
          (iv)     Contracts and Commitments. Each of the Consolidated Entities shall not enter into, materially amend or modify, or terminate any Material Contract or engage in any material transaction not contemplated by this Agreement or not in the usual and ordinary course of business and consistent with its normal business practices.
          (v)      Sale of Capital Assets. Without the prior written consent of Purchaser, the Consolidated Entities shall not sell or otherwise dispose of any real property or other material assets other than inventory held for sale in the ordinary course.
          (vi)     Preservation of Organization. The Consolidated Entities shall not terminate any agreements with its major suppliers and Key Customers without cause.
          (vii)    Capital Stock. The Company shall not, and shall not permit any of the Company’s Subsidiaries to, effect any issuance of any shares of its capital stock or membership interests, any options, warrants or rights to purchase or acquire the same, or repurchase or redeem any of the foregoing, or make any other changes to its capital structure, as the case may be.
          (viii) Tax Elections. The Consolidated Entities shall not make any Tax election, change an annual accounting period or accounting method, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, or take any similar action.
          (ix)     Dividends and Distributions. The Company shall not declare, authorize or pay any dividend on any shares of its capital stock in cash, stock or other property, or make any other distribution with respect to any shares of its capital stock, directly or indirectly redeem, repurchase or otherwise acquire any of its capital stock, or make any other distribution of its assets to any of Sellers or their respective Affiliates.
          (x)      Investments. The Company shall not directly or indirectly acquire or own, or make any material Investment in or to any Person other than a Company’s Subsidiary, except for loans and advancements made in the ordinary course of business.
          (xi)     Employee and Labor Matters. The Company and Sellers shall take all reasonable steps to ensure that the employees of the Company and its Subsidiaries continue their employment after the Closing and the Company shall notify Purchaser of all resignations of employees occurring prior to the Closing Date. Nothing in this Agreement, however, shall be deemed to require the Company or Purchaser to cause to be continued any employee’s employment or benefits for any specific period.
11.2    Access to Information. Purchaser shall procure that after the Closing Date upon reasonable prior notice Sellers and its representatives are given reasonable access during regular business hours of the Company to, and Sellers shall be entitled to make copies of such information that Sellers reasonably require to prepare Tax filings relating to periods before the Closing Date, in connection with the finalization of the Final Closing Statements or with any legal proceedings by which Sellers are directly affected, including legal proceedings in respect of which Sellers may have any indemni-

fication obligations under this Agreement (but subject to any limitations thereon set forth in Section 8.5 hereof). Sections 8.6 and 8.7 above shall remain unaffected.
11.3    Disclosure of Events. Between the Signing Date and the Closing Date Sellers and the Company undertake to disclose to Purchaser in writing as soon as reasonably practical upon becoming aware of any events which are or may constitute a Breach by Sellers or the Company and any events which result in a Material Adverse Effect or are reasonably likely to result in a Material Adverse Effect of any of the Consolidated Entities’ assets, financial condition, results of operations or prospects.
12.      Transition of Business
12.1    General Cooperation. Sellers and Purchaser shall cooperate and use commercially reasonable efforts to provide for a smooth transition of the Consolidated Entities to Purchaser. Sellers shall execute and deliver all documents, make all other statements and do all other acts reasonably necessary or expedient for this purpose. The Parties will take all actions necessary to ensure the implementation of the transactions contemplated by this Agreement.
12.2    Termination of Intra-group Agreements. Sellers shall procure that on or before the Closing, the agreements listed in Exhibit 12.2/1 between any of the Consolidated Entities on the one side and Sellers or Seller’s Affiliates on the other side shall be terminated by mutual agreement with effect as of the Closing Date. The termination shall be made without any costs for any of the Consolidated Entities and with full release of the Consolidated Entities from any liability under the respective agreements to Sellers or any of Sellers’ Affiliates. Sellers undertake towards Purchaser that, except as set forth in this Agreement, as from the Signing Date neither of the Sellers nor any of Sellers’ Affiliates have any claim whatsoever against any of the Consolidated Entities or any of their respective Directors and Officers or employees, and the Consolidated Entities will not have any liability towards any of the Sellers or any of Sellers’ Affiliates except as listed in Exhibit 12.2/2 except for salary payments, severance payments or expense reimbursements to Seller 2 under its existing service agreements. Any liability listed in Exhibit 12.2/2 shall be paid prior to the Closing or shall be reflected as a current liability on the Company’s balance sheet as of the Closing Date.
12.3    Use of the Name “CoCreate”. Neither Sellers nor any of Sellers’ Affiliates shall be entitled to use, and Sellers hereby agree not to use, the name “CoCreate”, any other trademark or tradename registered in favor of a Consolidated Entity, or any other word that is similar or reasonably likely to be confused with the word “CoCreate” or such trademark or trade-name, except for the use for press and marketing purposes of HBK and its Affiliates and related funds.
13.      Indemnity
If, after the Closing Date, any Seller or any of the Consolidated Entities’ officers, directors, agents or other representatives listed in Exhibit 13/1 (collectively, the “Sellers’ Beneficiaries”) are held liable for any existing or future (known or unknown, actual or contingent, accrued or unaccrued) liability or obligation of the Consolidated Entities or arising out of, or in connection with, the conduct of the Business (collectively, the “Business Obligations”), then Purchaser shall ensure that the existing indemnification agreements (the “Indemnity Agreements”) between any of the Sellers’ Beneficiaries and any of the Consolidated Entities as listed in Exhibit 13/2 shall be honored by the Consolidated Entities (Vertrag zugunsten Dritter), whereby Sellers undertake to ensure that Sellers’ Beneficiaries shall not raise any claims under the Indemnity Agreements in connection with the transactions contemplated hereunder. In addition, the Purchaser shall not, and shall cause the Con-

solidated Entities after the Closing not to, terminate, amend, modify or cancel the Indemnity Agreements without the written consent of the Sellers’ Beneficiaries (Vertrag zugunsten Dritter). The Company shall, at or prior to Closing, purchase a three (3) year “tail” to its director’s and officer’s liability policy covering the Sellers’ Beneficiaries (and the other directors, officers, employees, agents, and other representatives of the Company covered by the Company’s existing director’s and officer’s liability policy).
14.      Confidentiality and Public Announcements
14.1    Public Announcements.
14.1.1.	It is acknowledged that Guarantor will be required to file a Current Report on Form 8-K with the U.S. Securities and Exchange Commission disclosing the proposed transaction upon execution of this Agreement (the “First Form 8-K”). Any such filing shall disclose the existence and certain terms of this Agreement and may be accompanied or preceded by a press release, a copy of which press release shall be provided to Sellers’ Agent for its review in advance of its release. Until the time of such press release or filing, whichever is earlier, the facts that the transactions contemplated by this Agreement are contemplated and the existence, terms and entry into this Agreement shall be held in confidence by Purchaser, Guarantor, the Consolidated Entities, the Sellers, and HBK and its Affiliates. After the time of any such filing or press release, whichever is earlier, and until the Closing, the existence and financial terms of this Agreement and any other terms expressly disclosed in such filing or such release (any terms and conditions not expressly disclosed shall continue to be held in confidence) may be disclosed by Purchaser, Guarantor, any Consolidated Entity and by HBK and its Affiliates.

14.1.2	It is further acknowledged that Guarantor will be required to file a Current Report on Form 8-K disclosing the Closing. Any such filing shall disclose the fact that the Closing has occurred and all terms and conditions of this Agreement and may be accompanied or preceded by a press release, a copy of which press release shall be provided to Sellers’ Agent for its review in advance of its release. Until the time of such filing or press release, whichever occurs first, the fact that a Closing is anticipated or has occurred shall be held in confidence by the Consolidated Entities, the Sellers, and HBK and its Affiliates. After the time of any such filing or press release, whichever occurs first, the fact that the Closing has occurred and all such information may be disclosed by Purchaser, Guarantor, any Consolidated Entity and by HBK and its Affiliates.

14.1.3	Any press release or public disclosure by any Consolidated Entity, any Seller, HBK or any Affiliate pursuant to the above or otherwise with respect to the transactions contemplated hereby shall be provided to Guarantor for its review in advance of its release. Notwithstanding the foregoing, any press release or public disclosure by such persons need not be provided to Guarantor for its review if such press release or public disclosure contains no material information beyond that which has been disclosed previously by such persons in a press release or public disclosure that Guarantor had the opportunity to review.

14.1.4	In advance of the Closing, to the extent permissible by law, Sellers, Purchaser and Guarantor shall work together to develop the communications and disclosures to be made to the employees of Consolidated Entities, and, if necessary, customers and suppliers relating to the Consolidated Entities.

14.1.5	Purchaser shall not, without the prior written consent of Seller 1, divulge, disclose or use the name of any of Seller 1’s Affiliates, HBK, HBK managed funds or the name “HBK” in general for any purposes, except as may be required by law or regulation.
14.2	Confidentiality; Non-Use. For a period of 3 years after the Closing Date, Sellers shall refrain from using for their own or any third party’s purpose and shall not disclose to any third parties any business or trade secrets of the Consolidated Entities, unless it becomes public knowledge through no fault of Sellers or is required to be disclosed by Sellers pursuant to law, or judicial or official order, in which event Sellers shall notify Purchaser, if practicable, before making the impending disclosure.

15.	[Intentionally left blank]

16.	Notices

All notices and other communications hereunder shall be made in writing and shall be sent by telefax, mail or courier to the following addresses:

If to Sellers’ Agent, to:

HBK Private Equity Group LLC Attn: Legal 300 Crescent Court, Suite 700 Dallas Tx 75201 Telefax-No. [(+1-214) 758-1207]

With a copy to:

Max Participations II S.à r.l. Attn: Jean-Philippe Poncelet 8, Rue Jean Monnet L-2180 Luxembourg and

Weil, Gotshal & Manges Attn: Dr. Thomas Schmid Maximilianhöfe Maximilianstraße 13 80539 Munich

and

Weil, Gotshal & Manges LLP Attn: Jeffrey B. Hitt 200 Crescent Court, Suite 300 Dallas, Texas 75201

If to Purchaser, to:

Parametric Technology GmbH

Attn. Geschäftsführer Edisonstr. 8 D-85716 Unterschleißheim Telefax-No. +49 89 32 106 150

With a copy to:

Parametric Technology Corporation Attn. General Counsel 140 Kendrick Street Needham, MA 02494 U.S.A. Telefax-No. (781) 370-5735

With a further copy to:

Lovells Attn: Prof. Dr. Wolfgang Büchner Karl-Scharnagl-Ring 5 D-80539 Munich Telefax-No. +49 (0)89 29012-222

If to Company, to:

CoCreate Software GmbH Attn.: Posenerstrasse 1 D-71065 Sindelfingen Telefax-No. +49

or to such other recipients or addresses which may be notified by any Party to the other Parties in the future in writing.

For the avoidance of doubt it is clarified that providing any of the foregoing copies is not relevant for causing any legal effects for any notice or other communication to be provided in accordance with this Agreement.

Sellers hereby appoint HBK Private Equity Group LLC. as Sellers’ Agent and instruct the Sellers’ Agent to make and to accept with legally binding effect for all Sellers all declarations and notices under this Agreement or its Exhibits or in consummation thereof, in particular (i) the negotiation and execution of amendments thereof including as regards potential purchase price adjustments or in connection with the preparation of the Final Closing Statements, (ii) the execution of waivers, (iii) the exertion of any rights of the Sellers pursuant to the Agreement or related agreements, (iv) any declarations or the exercise of rights of Sellers under the Escrow Agreement or (v) resolution and mutual settlement of any disputes in connection with the Agreement or its Exhibits.

The appointment of Sellers’ Agent by Sellers shall only terminate upon (i) the appointment of another Sellers’ Agent and (ii) not before the Seller has notified the Purchaser of this appointment in writing in accordance with this Section 16.

17. Costs. All costs, including fees, expenses and charges, in connection with the preparation, negotiation, execution and consummation of this Agreement or the transactions contemplated herein, including, without limitation, costs and fees of advisors shall be borne by the Party which incurs such costs, fees, expenses or charges, provided, however, that Purchaser shall bear the costs and fees for the notarization of this Agreement as well in relation to the Antitrust Filings.

18. Miscellaneous

18.1 Exhibits. All Exhibits and Schedules to this Agreement constitute a part of this Agreement. In the case of a conflict between any Exhibit and the provisions of this Agreement, the provisions of this Agreement shall prevail.

18.2 Entire Agreement. This Agreement and the Exhibits and Schedules hereto shall comprise the entire agreement between the Parties concerning the subject matter hereof and shall supersede and replace all prior oral and written declarations of intention made by the Parties in respect thereof.

18.3 Amendments. Any amendments to this Agreement (including amendments to this clause) shall be valid only if made in writing (unless another form is required by mandatory law) signed by Purchaser, the Company and Sellers.

18.4 Interpretation. The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement. Except as set forth otherwise, all references to “Section” refer to the corresponding Section of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” shall not limit the preceding words or terms.

18.6 German Terms. If provisions in this Agreement include English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

18.7 Assignment. Without the written consent of the other Parties, no Party shall be entitled to assign this Agreement or any rights or claims under this Agreement. Notwithstanding the foregoing, (a) Sellers and the Company hereby (i) consent to the assignment of any claims of Purchaser under this Agreement to any banks or other lenders as collateral for any debt incurred by Purchaser or any Affiliate of Purchaser in connection with the financing of the Share Purchase Price or any obligations of Purchaser under this Agreement, and (ii) agree that Purchaser may, by notice to Sellers prior to the Closing Date, designate an Affiliate of Purchaser to purchase the Shares and otherwise assume Purchaser’s obligations under this Agreement, provided, however, that no such designation shall relieve Purchaser of any obligations under this Agreement should such designee not comply with all of such obligations and (b) Purchaser hereby consents to the assignment of any claims of Seller 1 to any Affiliate or managed fund of HBK, provided, however, that such assignment shall not relieve Seller 1 of any obligations under this Agreement should such assignee not comply with all of such obligations.

18.8 Governing Law. This Agreement shall be governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without having regard to a possible reference to the laws of another jurisdiction (Weiterverweisung) provided for in the conflicts of laws rules of such German law.

18.9 Disputes. All disputes arising under or in connection with this Agreement or its validity shall be exclusively subject to the jurisdiction of the competent public courts. Place of venue shall be Stuttgart, Germany. Each of the Parties hereto hereby consents to the jurisdiction at such courts.

18.9a Process Agent. Each Seller hereby irrevocably appoints the law firm of Weil Gotshal & Manges LLP, Attn: Dr. Thomas Schmid or any other attorney of such law firm, Maximilianhöfe, Maximilianstraße 13, 80539 Munich as its German agent (Zustellungsbevollmächtigter) for the service of process of any documents in connection with any law suit or other action arising under or relating in any way to this Agreement (“Process Agent”).

18.10 Severability. In the case that one or more provisions of this Agreement shall be invalid or unenforceable, this shall not affect the validity and enforceability of the other provisions of this Agreement. In such case the Parties agree to recognize and give effect to such valid and enforceable provision or provisions which reflect as closely as possible the commercial intention of the Parties associated with the invalid or unenforceable provision. The same shall apply in order to fill a gap in the stipulations of this Agreement which the Parties would have regulated if they had thought of the respective legal aspects.

18.11 Several Liability. The obligations of any Seller set forth in this agreement shall be several and not joint and Purchaser shall only be entitled to raise claims against such Seller that is in breach of any obligations under this Agreement. The amount of monetary damages of any Purchaser’s claims against the respective Seller shall be allocated to the Sellers in the following ratio: Seller 1 — 95.0783%, Seller 2 — 4.772558%, Seller 3 — 0.149142% (“Sellers’ Liability Portion”).

19. Exhibits and Schedules. The following Exhibits and Schedules, annexed to this deed, constitute an integral part of this deed and are referred to:
Exhibit 1.C
Exhibit 4.3, Escrow Agreement
Exhibit 6.2(ix), Participant’s Confirmation
Exhibit 7, Warranties Schedule
These Exhibits were read aloud to the appearing persons.
Exhibit 3.4 is enclosed for the purpose of evidence only.
All other Exhibits and Schedules referred to in this deed are enclosed in the deed of 30th/31st October 2007, Deed Roll No. J 655/2007 of the acting notary — hereinafter “Deed of Reference”. The deed of Reference is formally referred to. The original was present during the notarization of this deed. The appearing persons declare to have full knowledge of the contents of the Deed of Reference. In their capacity as representatives of the Parties they approve the declarations mad in their respective name in the Deed of Reference. They refrain from having this deed read aloud to them and from having a certified copy enclosed herein.
20. Copies. One certified copy and one certified electronic copy of this Deed and the Deed of Reference to be delivered to each party and each law firm mandated by the parties.
This document and the Exhibits 1.c), 4.3, 6.2(ix) and 7 were read aloud by the notary, approved and personally signed by the persons present and the notary as follows:
/s/ Dr. Thomas Schmid
/s/ Bernhard Rehbein
/s/ Dr. Rainer Herrschlein
/s/ Hansjoerg Plaggemars
/s/ Dr. Wolfgang Buechner
/s/ Stephan Geibel
/s/ Dr. Joachim Schervier, Notary

Exhibit 7
Warranty Schedule
1.      Status of Sellers and the Shares. Each of Sellers has the unrestricted right, power, authority and capacity to execute and consummate the Agreement and the transactions contemplated herein. Each of Sellers hold unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to their respective Shares. Except as set forth in Schedule 1 and in connection with the Credit Facilities (which will be released pursuant to Section 6.2 of the agreement), the Shares are not pledged (verpfändet), attached (gepfändet) or otherwise encumbered (belastet) with any Lien or other third party rights. The Shares constitute the entire share capital of the Company. Nothing contained or referred to in Schedule 1 will exist and restrict the valid transfer of the Shares to Purchaser on Closing.
2.      Status of the Company. The information given in Sections 2.1 and 2.2 of the Agreement with respect to the Company is true and correct. The Company has been duly established and is validly existing as a limited liability company (Gesellschaft mit beschränkter Haftung — GmbH) under the laws of Germany. The Company has no supervisory board (Aufsichtsrat). The Company has no Investment, participations or shareholding in any Legal Entity except the Company’s Subsidiaries. The Company is not party to any enterprise agreement (Unternehmensvertrag) within the meaning of Section 291 et seq. AktG or any similar agreement which has the effect of encumbering the business or undertaking of the Company. The information on the Company set forth in the excerpt from the commercial register of the Company attached hereto as Schedule 2 is true and correct. There exist no shareholder resolutions or other corporate action that require registration in the commercial register which are not duly recorded in the attached excerpt from the commercial register (Schedule 2).
3.      Shareholdings in the Company
3.1    Issuance of and Title to the Shares. The Shares have been validly issued in compliance with applicable law.
3.2    No Other Interests. Unless expressly stated otherwise in Schedule 3.2/1, neither Sellers, nor any of Sellers’ Affiliates nor any third party has, with respect to the Shares, any pre-emptive right (Vorkaufsrecht) or right of first refusal (Vorerwerbsrecht) and all rights set forth in Schedule 3.2/1 have been validly waived by the respective beneficiary on or before Closing and do not restrict the valid transfer of the Shares to Purchaser on Closing under the Agreement. No subscription right (Bezugsrecht), option right (Optionsrecht), conversion right (Wandlungsrecht) or similar right exists which would entitle any Person (including any of the Company’s employees, consultants or board members) to acquire shares in the Company. There are no agreements which require the allotment, issue or transfer of any debentures in or securities of the Company. Except as disclosed in Schedule 3.2/2, no silent participation agreements or other agreements exist pursuant to which a Person would be entitled to a participation in the Company’s profits. No Person other than the Persons listed under Schedule 3.2/2 is entitled to any payments under the SAR 2007 Programme.
3.3   Contributions. The Shares are fully paid up. All contributions have been made in compliance with applicable law and have not been partially or totally repaid or returned. There are no obligations to make further contributions in relation to any of the Shares (keine Nachschußpflichten).
3.4    Company’s Subsidiaries. The Company is the sole legal and beneficial owner of the Company’s Subsidiaries except where otherwise specified in Schedule 3.4, The shares in each of the

Company’s Subsidiaries are free of any Lien or other third party rights other than Permitted Liens. There are no subscription right (Bezugsrecht), option right (Optionsrecht), conversion right (Wandlungsrecht) or similar right which would entitle any person to acquire shares in any of the Company’s Subsidiaries. There are no agreements which require the allotment, issue or transfer of any debentures in or securities of any of the Company’s Subsidiaries. Except as disclosed in Schedule 3.4, there exist no silent participation agreements or other agreements pursuant to which a person would be entitled to a participation in any of the Company’s Subsidiaries’ profits. The statements set forth in Section 3.3 of Exhibit 7 above apply accordingly to the Company’s Subsidiaries. The Company does not hold shares or other ownership interests in other Persons.
3.5    Reorganizations. The mergers (Verschmelzungen) and amalgamations (Anwachsungen) described in Schedule 3.5 to the agreement have been validly consummated and all legal requirements for such reorganizations have been complied with. The Company has become by virtue of such reorganizations, among others, the legal successor of CoCreate Software GmbH (old) (Local Court of Stuttgart, HRB 245058) and CoCreate Software GmbH & Co. KG (Local Court of Stuttgart, HRA 242391).
3.6    SAR 2007 Programme. The SAR Expenses as determined in the Final Closing Statements plus the portion of the Escrow Agreement attributable to the SAR participants constitute all payments to be made to the beneficiaries under the SAR 2007 Programme.
4.      Financial Statements; Undisclosed Liabilities, Company Debt Obligations
4.1	Attached as Schedule 4.1/1 hereto are copies of (i) the consolidated financial statements of the Company as of 31 October 2006 and (ii) unaudited management accounts of the Company as of July 31, 2007 (collectively, the “Financial Statements”). Except as set forth in Schedule 4.1/2 regarding the unaudited management accounts of the Company as of July 31, 2007, the Financial Statements were prepared based on the books of account and other financial records of the Consolidated Entities in accordance with US-GAAP applied on a consistent basis and present fairly in all material respects the financial position, assets and liabilities of the Consolidated Entities as of the respective dates thereof and the related results of operations, shareholders’ equity, and cash flows of the Consolidated Entities for and during the respective periods covered thereby, subject, in the case of the unaudited financials, to recurring year-end adjustments and provided that such unaudited financials have been prepared without notes thereto.

4.2	The Company and the Subsidiaries have not incurred any material Liabilities since July 31, 2007, other than (a) Liabilities otherwise disclosed in the financial statements as of July 31, 2007, (b) Liabilities for performance of contracts not yet due, and (c) Liabilities arising in the ordinary course of business of the Consolidated Entities consistent with past practices except as set forth on Schedule 4.2.

4.3	The accounts receivable of the Consolidated Entities reflected in the unaudited management accounts of the Company as of July 31, 2007 and in the Closing Statements arose out of the sale of goods or provisions of services in the ordinary course of business and, to the Sellers’ Best Knowledge, are not subject to any counter-claims or a declared set-off, except as reserved (whether as specific reserve or included in the general reserve for doubtful accounts) in the unaudited management accounts of the Company as of July 31, 2007 or the Closing Statements, as applicable and except as set forth on Schedule 4.3.

4.4	None of the Consolidated Entities is unable to make payments when due (nicht zahlungsunfähig) or insolvent (überschuldet) and neither of the Consolidated Entities nor any other par-

ties has filed a petition for the opening of bankruptcy or insolvency proceedings over the assets of any of the Consolidated Entities.

4.5	None of the Consolidated Entities has incurred any Company Debt Obligations other than those under the Credit Facilities and the capital leases described in Schedule 4.5.
5.      Litigation. Except as set forth on Schedule 5, there are no litigations, actions, suits, proceedings, governmental investigations, arbitrations or proceedings pending or, to Sellers’ Best Knowledge, are threatened against any of the Consolidated Entities or any of its assets. The Consolidated Entities are not subject to any outstanding judgment, consent or decree.
6.      Compliance with Laws. None of the Consolidated Entities has taken any action that has resulted in a failure to comply in any material respect with any material law, writ, judgment, decree, injunction, or similar order applicable to such Consolidated Entity. None of the Consolidated Entities nor any of their directors, officers or employees on behalf or for the benefit of any Consolidated Entity has (i) made any illegal political contribution, (ii) been involved in the disbursement or receipt of corporate funds outside the normal internal control systems of accountability, (iii) made or received payments whether direct or indirect to or from foreign or domestic governments, officials, employees or agents for purposes other than the satisfaction of legal obligations, or (iv) been involved in the improper or inaccurate recording of payments and receipts on the books of the Consolidated Entities or any other matters of a similar nature involving disbursements of funds or assets. To Sellers’ Best Knowledge, none of the employees of a Consolidated Entity is in violation of any term of any contract or covenant (either with a Consolidated Entity or with another entity) relating to employment, patents, assignment of inventions, Proprietary Information disclosure, non-competition or non-solicitation.
7.      Employees; Benefit Matters; Pension and Benefit Plans
7.1	Schedule 7.1 contains a list of all employee benefit and pension plans currently maintained by any of the Consolidated Entities of which true, correct and complete copies with respect to all material aspects have been delivered or made available to Purchaser, and each of such employee benefit and pension plans has been at all times in all material aspects administered (and all required payments thereunder made) in accordance with its terms, the terms of any applicable collective bargaining agreement, and all applicable laws.

7.2	Schedule 7.2 sets forth a list of:
7.2.1	all persons employed by a Consolidated Entity including any managing directors (the “Employees”) as of the date hereof; and

7.2.2	the names, job titles and current salary or wage rates of all Employees as of the date hereof together with a summary of all bonus, incentive compensation or other additional compensation (in particular commission scheme and company performance bonus according to the Company Performance Plan) or similar benefits (in particular stock appreciation rights) paid to such persons for the calendar year 2006.

7.2.3	Except as set forth in Schedule 7.2.3, there are no agreements with labor unions and other labor group arrangements, including shop arrangements (Betriebsvereinbarungen) by which any of the Consolidated Entities is bound.

7.2.4	There have been no material amendments or closing of pension plans involving any of the Consolidated Entities except as set forth in Schedule 7.2.4.

7.2.5	To Sellers’ Best Knowledge, there is nothing that will give rise to a pension claim, pension entitlement or pension expectancy under equal treatment principles (Gleichbehandlungsgrundsatz) or shop practice aspects (betriebliche Übung) involving any of the Consolidated Entities.

7.2.6	Except as set forth in Schedule 7.2.6 none of the Consolidated Entities has any contractual obligations arising from the termination or cancellation of any employment agreement.

7.2.7	All current agreements with consultants or subcontractors of any of the Consolidated Entities which are related to the products and services of the Consolidated Entities in effect as of the date hereof are listed in Schedule 7.2.7. Except as set forth in Schedule 7.2.7, all current consultants or subcontractors of a Consolidated Entity that have performed development work or provided technical services to a Consolidated Entity or have otherwise had access to confidential or Proprietary Information of a Consolidated Entity have executed and delivered non-disclosure and assignment of inventions and/or copyrights agreements, copies of which have been delivered to Purchaser.

7.2.8	Except as disclosed in Schedule 7.2.8, all current employees of any of the Consolidated Entities have executed and delivered agreements containing non-disclosure and assignment of inventions and/or copyright clauses in the form set forth in Schedule 7.2.8, except for employees located in Japan who have entered into the standard form of agreement used in Japan, and all of such agreements are in full force and effect with respect to such clauses.

7.2.9	No Key Employee of a Consolidated Entity has informed any of the Consolidated Entities in writing about their intention to terminate his or her employment relationship with a Consolidated Entity. Except as disclosed on Schedule 7.2.9, all employees of a Consolidated Entity are engaged by such Consolidated Entity on a full time basis. The Consolidated Entities have complied in all material respects with all applicable laws relating to wages, hours, equal opportunity, in particular the German General Equal Treatment Act (Allgemeines Gleichbehandlungsgesetz) and applicable collective bargaining agreements.

7.2.10	Except as set forth in Schedule 7.2.10, as of the date hereof, none of the Consolidated Entities has any contractual obligations arising from a post-contractual non-competition agreement (Nachvertragliches Wettbewerbsverbot).

7.2.11	There are no lease employees except as disclosed in Schedule 7.2.11. The Consolidated Entities have complied in all material respects with the Act Regulating the Commercial Leasing of Employees (Arbeitnehmerüberlassungsgesetz).

7.2.12	As of the date hereof, there are no independent contractors who are hired directly and not through an agency or subcontracting company. The Consolidated Entities have to Sellers’ Best Knowledge complied in all material respects with all applicable laws relating to the status of the independent contractors.

7.2.13	Except s set forth in Schedule 7.2.13, none of the Officers and Directors or any of the employees of the Consolidated Entities is entitled to any bonus or other compen-

sation from any of the Consolidated Entities triggered by the consummation of the transaction set forth in the Agreement.
8.      Contracts
8.1	Schedule 8 contains a list of all Material Contracts. The Material Contracts have been validly executed by the respective Consolidated Entity and, to Sellers’ Best Knowledge, the other party thereto and are fully effective and enforceable in accordance with their terms. None of the Consolidated Entities is in material breach of any Material Contract, and the Consolidated Entities have done nothing to cause any such material breach. No party to a Material Contract has notified in writing a Consolidated Entity of its intention to terminate a Material Contract. Except as set forth in Schedule 8, the Material Contracts cannot be terminated by the respective other party, and no consent or approval is required, as a consequence of the consummation of the transactions contemplated by the Agreement. The Consolidated Entities have delivered or made available to Purchaser true and complete copies of all Material Contracts and all amendments, waivers or other modifications thereto or, in the case of oral Material Contracts, complete and accurate descriptions thereof.

8.2	Except as disclosed on Schedule 8.2, none of the Consolidated Entities has granted any pricing or other terms to any customer with respect to any products or services that required or will require any discount, pricing terms or other terms granted by a Consolidated Entity to any other customer be made more favorable for such other customer by reason of any Most Favored Customer Provision.

8.3	Except as disclosed in Schedule 8.3, no Non-Standard Customer Agreements with a contract value exceeding EUR 150,000 (in words: hundred and fifty thousand Euro) exist, under which either party still has ongoing contractual obligations other than, only in case of consulting agreements, ongoing warranty obligations.
9.      Insurance. Schedule 9 contains a list of all material liability, property, workers compensation, directors and officers liability, and other similar insurance contracts that insure the business, operations, or affairs of the Consolidated Entities or affect or relate to the ownership, use, or operations of any of their respective assets (the “Business Insurances”), all of which are, to Sellers’ Best Knowledge, in full force and effect. The Consolidated Entities have satisfied all of their material obligations under the Business Insurances.
10.    Environmental
10.1	The following terms shall have the following meaning:
10.1.1	“Environmental Laws” shall mean any environmental or waste disposal law, statute, regulation, ordinance or other legal requirement in each case in the most recent version applicable to the respective Consolidated Entity.

10.1.2	“Environmental Pollution” shall mean for the purposes of this Agreement any pollution of air, soil-air, soil or water or buildings, or the existence of hazardous material (including asbestos), on the premises (including the building installations erected thereon) currently or formerly used by any of the Consolidated Entities which pose a threat to public safety including danger to human beings or the environment and which has been or will be subject to the issuance of a governmental order for sampling, security measures or clean-up.
10.2	No material Environmental Pollution was caused (including omissions) by any of the Consolidated Entities or by any other party, on the premises (including building installations erected thereon) currently or formerly used by the any of the Consolidated Entities.

10.3	The Consolidated Entities have obtained and holds all material permits required in respect to their business, operations or their properties under applicable Environmental Laws.

10.4	There are no pending claims (including administrative proceedings by any authority) and, to Sellers’ Best Knowledge, no basis for such claims and no threatened claims and/or investigations under any Environmental Laws against any of the Consolidated Entities.
11.      Intellectual Property Rights, Software
11.1	Schedule 11.1 contains a complete and accurate list of all IP-Rights (limited to those as listed under clauses (i) of the definition of IP-Rights) owned by, used by, or distributed by the Consolidated Entities or otherwise embedded in or underlying the Software or Documentation (together with the IP-Rights listed under clauses (ii), (iii) and (iv) of the definition of IP-Rights owned by, used by, or distributed by the Consolidated Entities or otherwise embedded in or underlying the Software or Documentation the “Company IP-Rights”). Except as listed in Schedule 11.1 the Company IP-Rights are not encumbered with any Lien, licenses or other third party rights other than Permitted Liens and neither Sellers nor any of the Consolidated Entities have entered into any agreement which restricts the use of the Company IP-Rights by Sellers, a Consolidated Entity or any legal successor of a Consolidated Entity. No further IP-Rights are required to run the business of the Consolidated Entities as presently conducted.

11.2	The Consolidated Entities own or, to the Sellers’ Best Knowledge, have validly licensed all material software and databases necessary to be used by or in the business of the Consolidated Entities to run its operations (and not in connection with the products) and such ownership or licenses fully cover the extent that such software and databases are currently used. Except as stated in Schedule 11.2, no such license will expire or can be terminated by the respective licensor as a consequence of the consummation of the transaction contemplated by this Agreement within the twelve months’ period commencing on the Closing Date.

11.3	No third party has commenced any action, suit or proceeding to challenge any of the Company IP-Rights, and, to Sellers’ Best Knowledge, there is no reason to anticipate (i) any such challenge or (ii) that any of the Company IP-Rights can be de-registered or declared void by any governmental authority for other reasons. To Sellers’ Best Knowledge, there has been no infringement or threatened infringement of the Company IP-Rights by third parties. Without limiting the foregoing, none of the Consolidated Entities has modified any third party software or other intellectual property in any manner not authorized by a valid license from such third party authorizing such modifications.

11.4	To Sellers’ Best Knowledge, no rights of third parties are materially infringed by the Company IP-Rights or their use, or by the manufacture, distribution or sale of any product of the Consolidated Entities. No third party has made any claim, assertion or allegation contrary to any of the foregoing statements in this Section 11.4.

11.5	The payment of fees due as well as all other measures necessary to maintain the Company IP-Rights have been undertaken. Unless otherwise listed in Schedule 11.5, neither Sellers nor any of the Consolidated Entities has licensed or committed to license any Company IP-Rights to any third party.

11.6	Except as listed in Schedule 11.6, no employee of, or independent contractor who has worked for, a Consolidated Entity is entitled to or has claimed any payment or compensation in respect of the Company IP-Rights and/or its use in the business of the Consolidated Entities. All employee inventions being part of Company’s IP-Rights have been duly claimed and compensated in compliance with the German Employee Inventions Act.

11.7	The Consolidated Entities are the licensee or authorized user in the respective contractual territory of intellectual property rights used in connection with, or integrated in, their products and services and specified in the agreements listed in Schedule 11.7 (the “Licensed IP-Rights”). No licensor of the Licensed IP-Rights has indicated its intention to terminate an agreement for any of the Licensed IP-Rights. Except as set forth in Schedule 11.7, the agreements for the Licensed IP-Rights can not be terminated by the respective licensor as a consequence of the consummation of the transaction contemplated by this Agreement.

11.8	Except as listed in Schedule 11.8, the Consolidated Entities are not subject to any “open source” or “copyleft” obligations or otherwise required to make any public disclosure or general availability of source code either used, acquired for use or developed by a Consolidated Entity. Except as listed in Schedule 11.8, none of the Consolidated Entities uses any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models (collectively, “Open Source Software”), including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); or (vi) the Sun Industry Standards License (SISL). None of the Consolidated Entities has incorporated, bundled, or distributed any Open Source Software into or with any of software products of a Consolidated Entity in such a manner as to cause or require, under the terms of the applicable open source license agreement for such Open Source Software, (i) all or any portion of such software product (other than original Open Source Software) to be treated as Open Source Software under the terms of such open source license or (ii) the source code of such software product (other than the original Open Source Software) to be distributed or provided to licensees in connection with the licensing or distribution of such software product. None of the Consolidated Entities has incorporated in, or included with, any software products of a Consolidated Entity, or otherwise delivered to any customers, any software or any derivative of any software which both (A) a Consolidated Entity created and/or delivered to a customer in the course of performing consulting, implementation, maintenance or other services and (B) in which such customer has any ownership or other rights other than a nonexclusive license from a Consolidated Entity (regardless whether such rights were assigned to or vested in such customer).
12.      Permits and Licenses. Except as set forth in Schedule 12, there are no material governmental or other permits, licenses, approvals, certificates of inspection, filings, franchises and other authorizations (collectively, “Permits”) that are issued to, held or used by the Consolidated Entities in connection with the current operation of the business and the Permits validly received by the Consolidated Entities entitle the Consolidated Entities to conduct their business as presently being conducted.
13.      Finder’s Fee. Save for amounts already considered as Transaction Expenses for purposes of calculating the Share Purchase Price, neither of Sellers or any of Sellers’ Affiliates nor any of the Consolidated Entities have done anything to cause Purchaser or any of the Consolidated Entities to incur any liability to any party for, and neither any of the Consolidated Entities nor Purchaser shall have any liability for, any brokerage or finder’s fee or agent’s commission, or other payment obligation of whatever nature in connection with the transactions contemplated by this Agreement other than provided for in this Agreement.
14.      Assets
The Consolidated Entities have all assets and properties which are necessary in all material respects to the business of the Consolidated Entities as currently conducted. The Consolidated Entities are the sole unrestricted owner of the assets reflected in the Financial Statements, and the same are free of any rights of third parties and free of any restrictions on their disposal and transfer except as disclosed in Schedule 14.1 and except for Permitted Liens. This does not apply to any assets of which the respective Consolidated Entity has disposed within the ordinary course of business since 1 November 2006. Usual title retentions (Eigentumsvorbehalte) by suppliers of goods sold to a Consolidated Entity are exempted from the foregoing representation and warranty. All items of the fixed assets owned or used by the Consolidated Entities are in good operating condition, reasonable wear and tear excepted, and are substantially adequate for the uses to which they are being put.
Schedule 14.2 contains a list of any safe deposit boxes, credit cards or accounts of any nature with any bank, trust company, savings and loan association, financial institution or depository, the identifying numbers of each such account or safe deposit box and the persons authorized to use them, or to make withdrawals and sign checks.
None of the Consolidated Entities owns any real property or any buildings or other structures or has any options or any contractual obligations to purchase or acquire any interest in real property. All leasehold interests of the Consolidated Entities are set forth in Schedule 14.3, and such interests are subject to no Liens other than Permitted Liens.
15.      Taxes. Except as disclosed in Schedule 15
15.1.	The Consolidated Entities have duly and timely filed all Tax returns required to be filed with the relevant governmental authority when due, and have maintained all material records required to be maintained for Tax purposes.

15.2	All Taxes payable by the Consolidated Entities have been duly paid when due (taking into account all permitted extensions).

15.3	None of the Consolidated Entities has entered into a settlement agreement, compromise, advance pricing agreements (Vorabverständigung über Verrechnungspreise), or similar agreements or has received a binding ruling (Verbindliche Auskunft) relating to Taxes with any governmental authority which would be of relevance for Taxes arising in any period after the Closing Date.

15.4	As of the Signing Date none of the Consolidated Entities has received a written notice of any penalties, interest or deficiency assessments, or pending audits relating to Taxes.

15.5	As of the Signing Date none of the Consolidated Entities has an appeal or litigation pending with any Tax authority or Tax court.
16.      Subsidies. The indirect or direct subsidies, grants or financial assistance (the “Subsidies”) made available or contributed to any of the Consolidated Entities are listed in Schedule 16. None of the Consolidated Entities is in breach of any material obligation under the terms and conditions underlying any of the Subsidies. No Subsidies (i) can be terminated and/or (ii) needs to be repaid by a Consolidated Entity as a consequence of the consummation of the transaction under the Agreement.
17.      No Violation. Except as set forth on Schedule 17, the execution, delivery and performance of this Agreement and the Escrow Agreement by Sellers and the Company and the consummation of the transactions contemplated hereby do not, with notice or lapse of time or both: (a) violate any provision of the articles of association (Gesellschaftsvertrag) of a Consolidated Entity or any of Sellers (b) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of the effect of, or otherwise give any other contracting party the right to terminate, modify or accelerate any rights under, or constitute a default under, any Material Contract; (c) violate any order, judgment, injunction, award or decree of any Governmental body or arbitrator against, or binding upon, a Consolidated Entity or upon its securities, properties, assets or business; (d) violate in any material respect any statute, law or regulation applicable to or enforceable against a Consolidated Entity; (e) violate any material Permit; (f) require on the part of a Consolidated Entity any material consent or approval of any governmental body or of any other Person; or (g) result in the creation of any material Lien on any of the assets or properties of a Consolidated Entity.
18.      Absence of Events. Except as set forth on Schedule 18 hereto or as contemplated by this Agreement, since July 31, 2007 (date of the unaudited consolidated balance sheet), there has not been or occurred: (a) any Material Adverse Effect, (b) any acquisition or disposition by a Consolidated Entity of any material asset or material property other than in the ordinary course of business, (c) any material damage, destruction or loss, whether or not covered by insurance, (d) any declaration, setting aside or payment of any dividend or any other distributions in respect of the capital stock of a Consolidated Entity; (e) any issuance of any shares of the capital stock or membership interests, as the case may be, of a Consolidated Entity or any direct or indirect redemption, purchase or other acquisition of any of the capital stock of any Consolidated Entity; (f) any material increase in the compensation, pension or other benefits payable or to become payable by a Consolidated Entity to any of their respective officers or employees, or any bonus payments or arrangements made to or with any of them, (g) any entry by a Consolidated Entity into any material transaction other than in the ordinary course of business or as contemplated herein; (h) any discharge or satisfaction by a Consolidated Entity of any material Lien or payment by the Company of any material obligation or material liability (fixed or contingent) other than in the ordinary course of business or as contemplated herein, (i) any change in Tax accounting or financial accounting procedures or practices or (j) any other material change in the conduct of the business of a Consolidated Entity.

19.    Authority; Enforceability. The Company and each of Sellers have all requisite (corporate) power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Company and Seller 1. The consent of the spouses of Seller 2 and Seller 3 in the meaning of Section 1365 of the German Civil Code (BGB) or any similar consents required under any other jurisdiction have been validly declared. This Agreement constitutes the valid and binding obligation of Company and the Sellers, enforceable against each of them in accordance with their respective terms, in each case except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
20.    Customers. Schedule 20 sets forth the list of the twenty (20) direct customers and the twenty (20) indirect (through sales channels) customers, who, in each of the foregoing categories, accounted for the largest sales of the Consolidated Entities for the period from 1 October 2006 through 30 September 2007 (the “Key Customers”) and the amount of revenue for the period associated with each such Key Customer.
21.     Related Party Transactions
To Sellers’ Best Knowledge, except as set forth on Schedule 21, no officer or director of a Consolidated Entity nor any Affiliate of any such person, now has or since July 1, 2006 had:
an equity interest greater than 5% or debt interest in any corporation, partnership, joint venture, association, organization or other Person that furnishes or sells or during such period furnished or sold products or services to any of the Consolidated Entities, or purchases or licenses or during such period purchased or licensed from a Consolidated Entities any goods, software or services, or otherwise does or during such period did business with a Consolidated Entity; or
a beneficial interest in any contract, commitment or agreement to which a Consolidated Entity is or was a party or under which any of them is or was obligated or bound or to which any of their respective properties may be or may have been subject.
To Sellers’ Best Knowledge, no officer, director or employee of a Consolidated Entity nor any Affiliate of any such person, is acting or plans to act as a director or employee of or consultant to, owns a greater than 1% equity interest (or, with respect to any such Affiliate, a greater than 5% equity interest), or is otherwise actively involved with any Person that competes directly with a Consolidated Entity.
22.    Books and Records; Internal Controls
The general ledgers and books of account of the Consolidated Entities are complete and correct in all material respects and have been maintained in accordance with good business practice and in accordance with all applicable procedures required by laws and regulations. The procedures implemented by the Consolidated Entities over financial reporting have not been found to have fault by the Company’s auditors.
23.    Rights to Acquire

Except as set forth in Schedule 23, Company is not a party to any, and to Sellers’ Best Knowledge there is no, agreement, contract, arrangement or understanding granting any rights of first refusal, option, rights of prior notice, or rights of first negotiations to acquire any material assets of the Company or its Subsidiaries or to effectuate a merger, consolidation, reorganization or other type of business combination with the Company.
24.    Product Warranty
Except as set forth in Schedule 24, there are no warranty claims currently pending and, to the Sellers’ Best Knowledge, no material claims for product liability have been asserted against any of the Consolidated Entities in writing. Set forth on Schedule 24 is a list of all product liability claims which the Company reasonably considers to be material and which have been resolved since October 31, 2004.

Deed Roll No. J0875/2007
Dated 30.11.2007
Deed Roll No. No. J0875/2007

AMENDMENT AGREEMENT
to the Share Purchase Agreement
regarding the acquisition of all shares in
CoCreate Software GmbH

Today, the 30th day of November
two thousand and seven
- 30.11.2007 -
appeared before me, the undersigned Notary
Dr. Joachim Schervier
with business offices in Munich,
at the offices of the law firm Lovells LLP, Karl-Scharnagl-Ring 5, 80539 Munich:
1.	Dr. Michael Soergel, attorney at law, born on August 23, 1970, identified by his identity card, not acting in his own name but in the name and on behalf of

1.1	Max Participations II S.à r.l.,
a corporation established under the laws of Luxembourg with its address 8, Rue Jean Monnet, L-2180 Luxembourg producing a notarized power-of-attorney, a copy of which is attached to the deed no J656/2007 of the acting notary
— hereinafter “Seller 1” -
and
1.2	Mr. Anand Gowda, 300 Crescent Court, Suite 700, Dallas, TX 75201, USA producing a notarized power-of-attorney, a copy of which is attached hereto
— hereinafter “Seller 3” -

2.	Dr. Nicolas Daamen, attorney at law, born on May 19, 1973 identified by his identity card, not acting in his own name but in the name and on behalf of

2.1	Mr. William Gascoigne,
Garden House, Followfield Hexham, Northumberland, NE46 4EZ, Great Britain on the basis of a notarized power-of-attorney dated 29 October 2007 and of a notarized sub-power of attorney dated 27 November 2007, a certified copy of which is attached hereto
— hereinafter “Seller 2” -
and
2.2	CoCreate Software GmbH, having its principal place of business at Posener Straße 1, D-71065 Sindelfingen, Germany, on the basis of a notarized power-of-attorney dated 29 October 2007 and of a notarized sub-power of attorney dated 27 November 2007, a certified copy of which is attached hereto
— hereinafter the “Company”
3.	Dr. Volker Geyrhalter, attorney at law,
born on August 8, 1969,
personally known to me,
not acting in his own name, but in the name and on behalf of
Parametric Technology GmbH, having its principal place of business at Edisonstraße 8, D-85716 Unterschleißheim, Germany, producing a notarized power-of-attorney, a copy of which is attached to the deed no J656/2007 of the acting notary
— hereinafter the “Purchaser” -
4.	Dr. Wolfgang Büchner, attorney at law,
born on December 25, 1953,
personally known to me,
not acting in his own name, but in the name and on behalf of
Parametric Technology Corporation, having its principal place of business at 140 Kendrick Street, Needham, MA 02494, U.S.A., producing a notarized power-of-attorney, a copy of which is attached to the deed no J656/2007 of the acting notary
— hereinafter the “Guarantor” -
     -Seller 1, Seller 2 and Seller 3 are hereinafter collectively referred to as “Sellers” -
   Sellers, Purchaser, the Company and the Guarantor are hereinafter collectively referred to as the “Parties”.
The persons appearing requested notarization in English. They stated that they have sufficient command of, and are proficient in, the English language. The notary, who himself is proficient in English ensured, by way of a conversation with them, that the persons appearing are sufficiently proficient in English. The persons appearing were advised of their right to be provided with a written translation of this deed. They expressly waived such right.
The notary further asked the persons appearing whether he himself or his partner Dr. Graf von Stosch had acted or is acting outside his office for any of the parties in the present matter. The persons appearing confirmed that they had not so acted and were not so acting.

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The persons appearing request the notary to record the following:
PREAMBLE
A.	The Parties entered into a Share Purchase Agreement dated October 31, 2007 regarding the acquisition of all shares in the Company (roll of deeds nos. J 0655/2007 and J 0656/2007 of the notary Dr. Joachim Schervier, Munich) (“SPA”), certified copies of which were available during this recording. The SPA is referred to. The appearing persons having full knowledge of the content of these deeds waived their right to have the SPA read aloud and annexed to this deed.

B.	The Parties desire to amend the SPA as set forth herein.
NOW, THEREFORE, the Parties hereto agree as follows:
1.	AMENDMENTS TO SPA

1.1	Insertion of New Section 8.1a
The following Section 8.1a shall be added to the SPA:
“8.1a Purchaser CF Indemnification Claims
Subject to Section 9 (except for Sections 9.2 and 9.6 (i) and (iv)) and Section 18.11, Sellers shall be liable to pay to the Purchaser compensation in money (Schadensersatz in Geld) for Losses suffered by any of the Consolidated Entities arising out of any claims brought by any, several or all of the lenders under the Credit Facilities in respect of any obligations (including indemnification obligations) of the Consolidated Entities thereunder notwithstanding the repayment of the Credit Facilities and/or termination of the Credit Facilities at the Closing (“Purchaser CF Indemnification Claims”). The Purchaser shall not be entitled to any direct claims against the Sellers but the sole remedy shall be a payment claim from the Escrow Amount in the amount available on the Escrow account. Purchaser shall provide notice of any Purchaser CF Indemnification Claims to Sellers’ Agent in the same manner and within the same time periods as set forth in the last two sentences of Section 8.1, and such notice shall constitute a Purchaser Claim Notice for all purposes of the Agreement, including Section 4.3.2. In addition, the provisions of Section 8.5 shall apply with respect to any such Purchaser CF Indemnification Claims. For the avoidance of doubt, the release of the Escrow Amount at the end of Escrow Period I and Escrow Period II in the then available amount in accordance with Section 4.3.2 shall not be affected if no Purchaser CF Indemnification Claims have been notified to Sellers’ Agent within Escrow Period I (in relation to a release after Escrow Period I) and Escrow Period II (in relation to a release after Escrow Period II).”
1.2	Amendment to Section 9.1
Section 9.1 of the SPA shall be amended and restated as follows:
“9.1 Liability Cap
The aggregate liability of Sellers on account of a Breach, any Purchaser CF Indemnification Claims pursuant to Section 8.1a and in respect of indemnification for Taxes pursuant to Section 8.2

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shall be limited, subject to Section 9.4 below, to the Escrow Amount in the amount available on the Escrow account (the “Liability Cap”) and, for the avoidance of doubt, Purchaser shall, subject to Section 9.4 below, only be entitled to claim payment from the Escrow Amount in the amount available on the Escrow account.”
1.3	Amendment to Section 9.2
Section 9.2 last sentence of the SPA shall be amended and restated as follows:
“This Section 9.2 shall not apply to Purchaser CF Indemnification Claims of the Purchaser resulting from Section 8.1a above and indemnification claims of Purchaser resulting from Section 8.2 above.”
2.	MISCELLANEOUS
Sections 17 and 18 of the SPA shall apply accordingly to this Amendment Agreement.
This document was read aloud by the notary, approved and personally signed by the persons present and the notary as follows:
/s/ Dr. Michael Suergel
/s/ Dr. Nicholas Daamen
/s/ Volker Geyrhalter
/s/ Wolfgang Buechner
/s/ Dr. Joachim Schervier

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